Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-3705
PROSPECTUS SUPPLEMENT
(To Prospectus Dated August 9, 1996)




                                ROYAL GOLD, INC.

                                1,401,051 Shares
                                  Common Stock


      This prospectus supplement is being delivered in connection with the offer of up to 1,401,051 shares of common stock, $.01 par value per share (the "Common Stock") of Royal Gold, Inc. (together with its subsidiaries, "Royal Gold" or the "Company") to a stockholder of High Desert Mineral Resources, Inc. in exchange for all or a portion of such stockholder's shares in High Desert Mineral Resources, Inc. This document supplements the prospectus dated August 9, 1996.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

      INVESTING IN OUR SECURITIES INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" IN THIS PROSPECTUS SUPPLEMENT BEGINNING ON PAGE S-1 AND IN THE RELATED PROSPECTUS BEGINNING ON PAGE 5.








         The date of this prospectus supplement is November 5, 2002.

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the related prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT

FORWARD-LOOKING STATEMENTS.................................................S-1
SUMMARY....................................................................S-1
RISK FACTORS...............................................................S-3
MARKET FOR THE COMPANY'S COMMON STOCK AND
RELATED STOCKHOLDER MATTERS................................................S-6
CAPITALIZATION.............................................................S-7
SELECTED FINANCIAL DATA....................................................S-8
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION...............................S-8
BUSINESS AND PROPERTIES...................................................S-11
LEGAL PROCEEDINGS.........................................................S-20
DIRECTORS AND OFFICERS....................................................S-21
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT............S-25
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS..........................S-27
PLAN OF DISTRIBUTION......................................................S-31
RELATIONSHIPS BETWEEN THE COMPANY AND
HIGH DESERT MINERAL RESOURCES, INC........................................S-31
DESCRIPTION OF CAPITAL STOCK..............................................S-32
EXPERTS...................................................................S-34
INDEX TO FINANCIAL STATEMENTS..............................................F-1

                                   PROSPECTUS

AVAILABLE INFORMATION......................................................  2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................  2
THE COMPANY................................................................  3
RISK FACTORS...............................................................  5
SELECTED CONSOLIDATED FINANCIAL DATA.......................................  7
PRICE RANGE OF COMMON STOCK................................................  9
DIVIDEND POLICY............................................................  9
PLAN OF DISTRIBUTION.......................................................  9
SELLING STOCKHOLDERS....................................................... 10
DESCRIPTION OF CAPITAL STOCK............................................... 10
VALIDITY OF COMMON STOCK................................................... 12
EXPERTS.................................................................... 12

The Company's executive offices are located at 1660 Wynkoop Street, Suite 1000, Denver, Colorado 80202, and our telephone number is (303)573-1660. We also have a web site located at HTTP://WWW.ROYALGOLD.COM. Any information that is included on or linked to our web site is not a part of this prospectus.

                           FORWARD-LOOKING STATEMENTS

      CAUTIONARY "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. With the exception of historical matters, the matters discussed in this prospectus supplement, related prospectus and documents incorporated therein by reference are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projections or estimates contained herein. Such forward-looking statements include statements regarding projected revenues, cash flows, profits, reserves, mineralization, planned levels of expenditures, settlement of the Casmalia matter, and that the Company envisions that further growth will more likely occur as a result of acquisitions, rather than from exploration. Factors that could cause actual results to differ materially from the projections incorporated herein include, among others, changes in precious metals prices, decisions and activities of the operators of our royalty properties, unanticipated grade, geological, metallurgical, processing or other problems, changes in project parameters as plans continue to be refined, economic and market conditions, future financial needs, the availability and cost of desirable acquisitions, and the ability to reach a definitive court approved settlement of the Casmalia matter, as well as other factors described elsewhere in this report. Most of these factors are beyond the Company's ability to predict or control. The Company disclaims any obligation to update any forward-looking statement made herein. Readers are cautioned not to put undue reliance on forward-looking statements.


                                     SUMMARY

THE COMPANY

      Royal Gold, is engaged in the acquisition and management of precious metals royalties.

      The Company seeks to acquire existing royalties or to finance projects that are in production or near production in exchange for royalty interests. The Company also explores and develops properties thought to contain precious metals and seeks to obtain royalty and other carried ownership interests in these properties through the subsequent transfer of operating interests to other mining companies. Substantially all of the Company's revenues are and can be expected to be derived from royalty interests, rather than from mining operations conducted by the Company. During the fiscal year ended June 30, 2002, the Company focused on the acquisition of royalty interests, rather than the creation of such interests through exploration, followed by further development and property transfers to larger mining companies. The Company expects that this emphasis on acquisition or royalty financing, rather than exploration, will continue in the future.

      The Company's principal mineral property interests are two sliding-scale gross smelter returns ("GSR") royalties, one fixed GSR royalty and one net value royalty relating to the mining complex that includes the Pipeline and South Pipeline gold mines, operated by the Cortez Joint Venture. The Pipeline Mining Complex is located in Crescent Valley, Nevada.

      The Company also has a 1.75% net smelter returns royalty interest covering a portion of the Bald Mountain mine, located in White Pine County, Nevada, also operated by Placer Dome U.S. Inc.

      The Company owns a 2% NSR royalty on a number of properties in Santa Cruz Province, Argentina. These royalties were acquired from Yamana Resource, Inc. In April 2002, Coeur d'Alene Mines Corporation purchased the Martha mine and other exploration properties located in the western part of the Province. Yamana retained ownership of all its properties located in the eastern part of the Province. The Company also owns a royalty interest over a portion of the Mule Canyon mine operated by Newmont Mining Corporation, and over one other exploration-stage project in Nevada. (The portion of Mule Canyon property that is subject to the Company's royalty is not yet in production.) The Company also owns a 25% equity interest in the Milos Gold exploration project, in Greece. During the past fiscal year, the Company evaluated opportunities in the United States, Canada, Europe, South America, and Australia.

      In fiscal 2002, the Company generated revenues of $11.7 million from its royalties at the Pipeline Mining Complex, $0.5 million from its royalty interest at the Bald Mountain mine, and $0.1 million from the Martha mine (formerly Yamana Resources, Inc.).

      Royal Gold is also engaged, through two wholly-owned subsidiaries, Denver Mining Finance Company and Environmental Strategies, Inc., in the provision of financial, operational, and environmental consulting services to the mining industry and to companies serving the mining industry. During fiscal 2001, income generated from consulting services was not material.

THE OFFERING

Common Stock offered by the Company.......1,401,051 shares

Common Stock to be outstanding
  after the exchange......................As of October 24, 2002, we had

                                          19,057,608 shares of Common Stock
                                          issued and outstanding. If all of the
                                          Royal Gold shares were issued in the
                                          exchange offer, after the exchange we
                                          will have 20,458,659 shares issued and
                                          outstanding.

SUMMARY FINANCIAL DATA

Selected Statements of Operations Data
--------------------------------------
                                                        For The Years Ended June 30,
                                                (amounts in thousands, except per share data)
                                        2002           2001         2000          1999         1998
                                      --------       --------     --------      --------     ------
Royalty revenue                      $ 12,323       $  5,963    $    9,407    $      959    $ 2,176
Exploration and business
  development                             618            774         1,868         3,241      2,001
General and
  administrative expense                1,875          1,716         1,768         1,704      1,679
Non-cash employee stock
  option compensation
  expense                               1,484             --            --           --          --
Depreciation and depletion              2,289          1,271         1,193           464        155
Impairment of mining
  assets                                   --            490            --         4,616         --
Earnings (loss)                        10,699          1,138         3,953        (8,808)    (3,543)
Basic earnings (loss) per
  share                              $   0.60       $   0.06    $     0.23    $    (0.51)   $ (0.21)
Diluted earnings (loss)
  per share                          $   0.59       $   0.06    $     0.22    $    (0.51)   $ (0.21)
Dividends declared per
  share                              $  0.075       $   0.05    $     0.05    $     0.00    $  0.00

Selected Balance Sheet Data
---------------------------

Total assets                         $ 29,590       $ 17,262    $   17,498    $   11,815    $20,927
Working capital                        11,990          4,431         5,692         8,582     11,437
Long-term obligations                     121            127           125            81        108

                                  RISK FACTORS

      An investment in our Common Stock involves significant risks. In particular, you should carefully consider the following risk factors before you decide to buy Common Stock. You should also consider all of the information we have included in this prospectus supplement and the other risk factors and information discussed in the accompanying prospectus before you decide to invest in the Common Stock.

WE OWN PASSIVE INTERESTS IN MINING PROPERTIES AND IT IS DIFFICULT OR IMPOSSIBLE FOR US TO ENSURE PROPERTIES ARE OPERATED IN OUR BEST INTEREST.

      At present, the Company's principal assets are its royalty interests at the Pipeline Mining Complex. The Company's success is therefore dependent on the extent to which the Pipeline Mining Complex continues to be successful, and on the extent to which the Company is able to acquire or create other lucrative royalty interests.

      The holder of a royalty interest typically has no executive authority regarding development or operation of a mineral property. Therefore, the Company is not in control of basic decisions regarding development or operation of any of the properties in which it holds a royalty interest.

      The Company's strategy of having others operate properties in which it retains a royalty or other passive interest puts the Company generally at risk to the decisions of others regarding all basic operating matters, including permitting, feasibility analysis, mine design and operation, processing, plant and equipment matters, and temporary or permanent suspension of operations, among others. Although the Company attempts to secure contractual rights that will permit it to protect its interests, there can be no assurance that such rights will always be available or sufficient, or that the Company's efforts will be successful in achieving timely or favorable results, or in affecting the operations of the properties in which it has royalty interests in ways that would be beneficial to the Company's stockholders.

DECREASES IN PRICES OF PRECIOUS METALS WOULD REDUCE OUR ROYALTY REVENUES.

      The profitability of precious metals mining operations (and thus the value of the Company's royalty interests and exploration properties) is directly related to the market price of precious metals. The market price of various precious metals fluctuates widely and is affected by numerous factors beyond the control of any mining company. These factors include industrial and jewelry fabrication demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, gold sales and loans by central banks, forward sales by gold producers, global or regional political, economic or financial crises, and a number of other factors. If the market price of precious metals should drop, the value of the Company's royalty revenues would also drop. The Company's sliding-scale GSR1 royalty amplifies this. When the gold price falls below the steps in the sliding-scale GSR1 royalty, the Company receives a lower royalty rate on production. In addition, if gold prices drop dramatically, the Company might not be able to recover its investment in those interests or properties.

      The selection of a royalty investment or of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can have a material adverse effect on the economics of a mine, and can eliminate or have a material adverse impact on the value of a royalty interest held by the Company.

      The volatility in the gold price is illustrated by the following table, which sets forth, for the periods indicated, the high and low prices in U.S. dollars per ounce of gold, based on the London PM fix.


                               Gold Price Per Ounce ($)
                     --------------------------------------------
                     Year                               High      Low
                     ----                               ----      ---
                     1996                              $416      $368
                     1997                               367       283
                     1998                               313       273
                     1999                               326       253
                     2000                               312       263
                     2001                               293       256
                     January - October 31, 2002         327       278

THE COMPANY HAS ENTERED INTO DERIVATIVE CONTRACTS.

      The Company has purchased puts to protect against a significant decline in the price of gold through calendar year 2003. These puts, however, allow us to benefit from any gold price increase. Each calendar quarter has revenue protection for 2,550 ounces of gold at $270 per ounce and 3,750 ounces of gold at $250 per ounce. The first seven quarters of this twelve-quarter program have expired as of September 30, 2002.

THE COMPANY IS SUBJECT TO OPERATIONAL RISKS OF THE MINING INDUSTRY.

      The Company's financial results are subject to all of the hazards and risks normally associated with developing and operating mining properties for the properties where we are exploring or indirectly for properties operated by others where we hold royalty interests. These risks include insufficient ore reserves, fluctuations in production costs that may make mining of ore uneconomic; significant environmental and other regulatory restrictions; labor disputes; geological problems; pit-walls or tailings dam failures; force majeure events; and the risk of injury to persons, property or the environment. Operating cost increases can have a negative effect on the value of and income from royalty interests like those held by the Company, and may cause an operator to close operations at a mine site.

ESTIMATES OF RESERVES AND MINERALIZATION BY THE OPERATORS OF MINES IN WHICH WE HAVE ROYALTY INTERESTS MAY BE INCORRECT.

      There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond the control of the Company or of the operators of mineral properties in which the Company has a royalty interest. Reserve estimates on the Company's royalty interests are prepared by the operators of the mining properties, and the Company does not participate in the preparation of such reports. The estimation of reserves and of other mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production, and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to great uncertainty and gold prices have fluctuated widely in the past. Declines in the market price of gold or other precious metals also may render reserves containing relatively lower grades of ore uneconomic to mine. Changes in operating and capital costs and other factors including, but not limited to, short term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

ANTICIPATED FEDERAL LEGISLATION COULD DECREASE OUR ROYALTY REVENUES.

      In recent years the U.S. Congress has considered a number of proposed major revisions of the General Mining Law, which governs the creation and possession of mining claims and related activities on federal public lands in the United States. It is possible that another bill may be introduced in the Congress and it is possible that a new law could be enacted. The Company expects that if and when a new mining law is enacted, it will impose a royalty upon production of minerals from federal lands and will contain new requirements for mined land reclamation, and similar environmental control and reclamation measures. It remains unclear to what extent any such new legislation may affect existing mining claims or operations, but it could raise the cost of mining operations, perhaps materially negatively affecting operators and our royalty revenue. The effect of any such revision of the General Mining Law on the Company's operations in the United States cannot be determined conclusively until such revision, if any, is enacted. The majority of the Company's interests are on public lands.

THE MINING INDUSTRY IS SUBJECT TO ENVIRONMENTAL RISKS.

      Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to the companies within the mining industry, such as the operators of the mines in which we hold a royalty interest, at a reasonable price. To the extent that the Company becomes subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive and costly.

IF TITLE TO PROPERTIES ARE NOT PROPERLY MAINTAINED BY THE OPERATORS, THE COMPANY'S ROYALTY REVENUES MAY BE DECREASED.

      The validity of unpatented mining claims, which constitute a significant portion of the properties on which the Company holds royalties in the United States, is often uncertain, and such validity is always subject to contest. Unpatented mining claims are generally considered subject to greater title risk than patented mining claims, or real property interests that are owned in fee simple.

FOREIGN OPERATIONS ARE SUBJECT TO MANY RISKS.

      The Company's foreign activities are subject to the risks normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, foreign environmental law and its enforcement, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risks that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation, without fair compensation. Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation. The Company currently has exploration projects in Greece and Bulgaria, and holds precious metals royalties in Argentina. The Company also pursues precious metal royalty acquisition or development opportunities in other parts of the world, including Canada, Australia, Europe, Russia and other Republics of the former Soviet Union, and South America.

ACQUISITIONS

      The Company is continually seeking to purchase additional properties and assets. These acquisitions present certain risks related to, among other things, valuations of the underlying assets being acquired, integration of operations, and assumption of unknown or contingent liabilities. The Company is unable to ensure that the assets or properties acquired will have a value equal to the purchase price, or that any acquisitions will be successful.


                      MARKET FOR THE COMPANY'S COMMON STOCK
                         AND RELATED STOCKHOLDER MATTERS

      The Common Stock of the Company is traded on the Nasdaq Stock Market under the symbol "RGLD" and on the Toronto Stock Exchange under the symbol "RGL." The following table shows the high and low closing sales prices, in U.S. dollars, for the Common Stock on Nasdaq for each quarter since June 30, 2000.

                                                                       Sales Prices
                                                                       ------------
                                                                    High           Low
Fiscal Year:                                                      Closing       Closing
                                                                  -------       -------
   2001    First Quarter (July, Aug., Sept. - 2000)                $3.75          $2.56
           Second Quarter (Oct., Nov., Dec. - 2000)                $3.38          $2.38
           Third Quarter (Jan., Feb., March - 2001)                $3.56          $2.50
           Fourth Quarter (April, May, June - 2001)                $3.85          $2.50

   2002    First Quarter (July, Aug., Sept. - 2001)                $6.25          $4.00
           Second Quarter (Oct., Nov., Dec. - 2001)                $5.98          $5.13
           Third Quarter (Jan., Feb., March - 2002)                $8.90          $5.09
           Fourth Quarter (April, May, June - 2002)               $15.48          $8.26

   2003    First Quarter (July, Aug., Sept. - 2002)               $19.15         $10.04
           Second Quarter (Oct., Nov., through Nov. 4, 2002)      $19.37         $15.88

      On November 4, 2002, the closing price of the Common Stock on Nasdaq was $18.71.

DIVIDENDS

      On May 10, 2002, the Company's Board of Directors declared its third annual dividend of $0.075 per share of Common Stock, payable on July 19, 2002, to shareholders of record at the close of business on July 5, 2002.

      The Company paid its first dividend of $0.05 per share on July 21, 2000. The Company declared its second annual dividend of $0.05 per share on its Common Stock, payable to holders of record as of July 6, 2001. This dividend was paid on July 20, 2001.

      The Company plans to sustain a dividend on a fiscal year basis, subject to the discretion of the board of directors, which will consider among other things the gold price, economic and market conditions, and the financial needs of opportunities that might arise in the future.

                                 CAPITALIZATION

      The following table sets forth the unaudited capitalization of the Company at June 30, 2002, on an actual basis, and as adjusted to give effect to (i) the sale of 500,000 shares of Common Stock sold on July 12, 2002 at a price of $13.75 per share and (ii) the sale of 500,000 shares of Common Stock sold on September 10, 2002 at a price of $14.50 per share, in each case after deducting offering expenses.

                                                   As of June 30, 2002
                                                   -------------------

                                                       As adjusted  As adjusted
                                                           for          for
                                                         July 12      Sept. 10
                                            Actual      issuance      issuance
                                          --------------------------------------
     Cash and equivalents..............  $11,104,140   $18,144,140   $25,384,140
     Total assets......................   29,590,080    36,330,080    43,570,080
     Stockholders' equity
       Common stock, par value
       $0.01 per share, authorized
       40,000,000 shares;
       18,279,840 shares issued;
       18,779,840 as adjusted;
       19,279,840 as further adjusted..      182,798       187,798       192,798
     Additional paid-in capital........   57,389,220    64,124,220    71,359,220
     Total capitalization..............   27,167,730    33,907,730    41,147,730
     Basic earnings per share..........        $0.60         $0.58         $0.57
     Diluted earnings per share........        $0.59         $0.57         $0.56

                             SELECTED FINANCIAL DATA

Selected Statements of Operations Data
--------------------------------------

                                             For The Years Ended June 30,
                                     (amounts in thousands, except per share data)
                                   2002        2001       2000       1999         1998
                                 -------     -------    --------   --------    -------
Royalty revenue                 $12,323     $ 5,963    $  9,407   $    959     $ 2,176
Exploration and
 business development               618         774       1,868      3,241       2,001
General and
 administrative expense           1,875       1,716       1,768      1,704       1,679
Non-cash employee
 stock option
 compensation expense             1,484          --          --         --          --
Depreciation and
 depletion                        2,289       1,271       1,193        464         155
Impairment of mining
 assets                              --         490          --      4,616          --
Earnings (loss)                  10,699       1,138       3,953     (8,808)     (3,543)
Basic earnings
 (loss) per share               $  0.60     $  0.06    $   0.23   $  (0.51)    $ (0.21)
Diluted earnings
 (loss) per share               $  0.59     $  0.06    $   0.22   $  (0.51)    $ (0.21)
Dividends declared
 per share                      $ 0.075     $  0.05    $   0.05   $   0.00     $  0.00

Selected Balance Sheet Data
---------------------------

Total assets                    $29,590     $17,262    $ 17,498   $ 11,815     $20,927
Working capital                  11,990       4,431       5,692      8,582      11,437
Long-term obligations               121         127         125         81         108


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion contains forward-looking statements that involve risks and uncertainties. Royal Gold's actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described in the section titled "Risk Factors."

LIQUIDITY AND CAPITAL RESOURCES

      At June 30, 2002, the Company had current assets of $14,291,592 compared to current liabilities of $2,301,825 for a current ratio of 6 to 1. This compares to current assets of $6,004,176 and current liabilities of $1,573,309, at June 30, 2001, resulting in a current ratio of 4 to 1.

      During fiscal 2002, liquidity needs were met from: (i) $12,323,071 in revenues from production at the Pipeline Mining Complex, Bald Mountain, and the Martha mine, (ii) the Company's available cash resources, and interest and other income of $138,671, and (iii) cash receipts from the issuance of common stock and the exercise of options of $38,409.

      The only material commitments that cannot be terminated at the sole discretion of the Company are (i) employment agreements with all of its officers, calling for aggregate termination payments of approximately $586,000; and (ii) office lease payments of $266,218 through the lease period ending October 2005.

      For fiscal 2003, the Company anticipates production of 950,000 ounces of gold at the Pipeline Mining Complex, based on estimates from Cortez. The Company will evaluate acquisition opportunities and may use cash or stock for these acquisitions. Acquisitions have become a more important part of the Company's growth strategy and could be substantial, while exploration is becoming less important. In the event of a substantial acquisition, the Company could seek additional debt or equity financing. For instance, on September 27, 2002, the Company announced it has entered into a letter of intent with the principal stockholder of High Desert Mineral Resources Inc. to purchase 93% of the company's common stock for approximately 1.4 million shares of Royal Gold common stock, or $24 million in cash, or a combination of cash and stock. See Footnote 14, Subsequent Events, of Financial Statements.

      The Company has a $10 million line of credit from HSBC that may be used to acquire producing royalties. At this time, no funds have been drawn under the line.

      Subsequent to fiscal year-end, the Company sold 500,000 shares of common stock at a price of $13.75 per share in a negotiated transaction resulting in gross proceeds of $6,875,000 in July 2002. In September 2002, the Company sold an additional 500,000 shares of common stock, at a price of $14.50 per share, in a negotiated transaction resulting in gross proceeds of $7,250,000.

      The Company will seek to enhance the value of its exploration properties.

      The Company's current financial resources and sources of income are expected to be adequate to cover the Company's anticipated expenditures for general and administrative costs, exploration and leasehold expenses, and capital expenditures for fiscal year 2003 and beyond.

CRITICAL ACCOUNTING POLICIES

      The preparation of Royal Gold's financial statements in conformity with accounting principles accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reporting period. The most critical accounting principles are the assumptions regarding future gold prices and estimates of reserves and recoveries of mine operators. The Company relies on the operator's estimates and have found them to be reasonable. Such estimates and assumptions affect the potential impairment of long-lived assets and the ability to realize income tax benefits associated with deferred tax assets. These estimates and assumptions also affect the rate at which depreciation and amortization are charged to earnings. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions. The operator based its reserves on a $275 gold price and the Company based its deferred tax asset on a $300 gold price. If the long-term gold price is substantially lower, these estimates would need to change and could result in material adverse write-offs of assets.

RESULTS OF OPERATIONS

FISCAL YEAR ENDED JUNE 30, 2002, COMPARED WITH FISCAL YEAR ENDED JUNE 30, 2001

      For the year ended June 30, 2002, the Company recorded net earnings of $10,698,723, or $0.60 per basic share, as compared to net earnings of $1,138,297, or $0.06 per basic share, for the year ended June 30, 2001. Net earnings reflect $12.3 million in royalty revenues for the current year compared with $6.0 million in royalty revenues in the prior year.

      The Company received royalty revenues of $11.7 million from its royalties at the Pipeline Mining Complex from 1.2 million ounces of production. The Company also received $0.5 million from its royalty at Bald Mountain. In the prior fiscal year, the Company received royalty revenues of $5.7 million from the Pipeline Mining Complex from 1.1 million ounces of production, $0.3 million from

Bald Mountain and $0.1 million from the Martha mine. This increase in royalty revenue was directly related to the higher gold price in the current year, which also increased the royalty rate on GSR1 above price thresholds from the prior periods. During the first three quarters of fiscal 2002, the gold price averaged greater than $270 per ounce and averaged greater than $310 per ounce for the fourth quarter.

      Costs of operations of $971,068 for the year ended June 30, 2002, increased compared to $784,993 for the year ended June 30, 2001, primarily related to Nevada net proceeds tax expenditures associated with the increased royalties at the Pipeline Mining Complex.

      General and administrative expenses of $1,874,952 for the year ended June 30, 2002, increased from $1,715,512 for the year ended June 30, 2001, primarily due to increased legal fees, investor relations and annual report expenses, increased listings fees and a decrease in costs allocated to exploration/business development expenses.

      The Company recorded $1,484,371 for non-cash employee stock option compensation expense for the year ended June 30, 2002, related to exercise of options by employees during the year. There were none in the prior year.

      Exploration and business development expenses decreased from $743,627 in fiscal 2001 to $618,308 in fiscal 2002, primarily due to decreased expenditures for gold exploration in Europe.

      Depreciation and depletion costs increased from $1,270,621 in fiscal 2001 to $2,289,104 in fiscal 2002, primarily due to the increased depletion associated with the Company's purchase of the NVR1 royalty at the Pipeline Mining Complex, and higher production rates at the Pipeline Mining Complex.

      In fiscal 2001, the Company recorded an impairment related to its royalty interest at Bald Mountain by $490,215, because of the operator's revised reserve estimates. No impairment was taken in fiscal 2002.

      Interest and other income decreased from $258,010 in fiscal 2001 to $138,671 in fiscal 2002, primarily due to significantly lower investment rates on funds available for investing offset by higher funds available for investing.

      The Company recorded a non-cash deferred tax asset of $6,849,687 during the year ended June 30, 2002, related to its assessment that the utilization of its net operating losses were more likely than not due to the higher gold price at fiscal year end 2002 and the Company's history of profitability. See Consolidated Financial Statements, Footnote 7, INCOME TAXES.

FISCAL YEAR ENDED JUNE 30, 2001, COMPARED WITH FISCAL YEAR ENDED JUNE 30, 2000

      For the year ended June 30, 2001, the Company recorded net earnings of $1,138,297, or $0.06 per diluted share, as compared to net earnings of $3,952,979, or $0.22 per diluted share, for the year ended June 30, 2000. Net earnings for the current year reflect $6.0 million in royalty revenues compared with $9.4 million in royalty revenues in the prior year.

      The Company received royalty revenues of $5.7 million from its royalties at the Pipeline Mining Complex from 1.1 million ounces of production. The Company also received $0.3 million from its royalty at Bald Mountain. In the prior fiscal year, the Company received royalty revenues of $9.0 million from the Pipeline Mining Complex and $0.4 million from Bald Mountain. This decrease in royalty revenue was directly related to the lower gold price in fiscal 2001, which also reduced the royalty rate on GSR1. During the first three quarters of fiscal 2001, the gold price averaged greater than $250 per ounce and averaged greater than $270 per ounce for the fourth quarter.

      Cost of operations of $784,933 for the year ended June 30, 2001, increased compared to $692,940 for the year ended June 30, 2000, primarily related to the settlement and accrual of estimated costs of Casmalia (See Consolidated Financial Statements, Footnote 12, CONTINGENCIES) somewhat offset by decreased Nevada net proceeds expenditures associated with decreased royalties at the Pipeline Mining Complex.

      General and administrative expenses of $1,715,512 for the year ended June 30, 2001, decreased slightly compared to $1,768,428 for the year ended June 30, 2000.

      Exploration expenses decreased from $1,625,698 in fiscal 2000 to $743,627 in fiscal 2001, primarily due to decreased expenditures at the Milos Gold project. Lease maintenance and holding costs decreased from $242,127 in fiscal 2000 to $30,433 in fiscal 2001, primarily due to decreased holding costs related to the Milos Gold project.

      Depreciation and depletion increased from $1,193,108 in fiscal 2000 to $1,270,621 in fiscal 2001, primarily due to the increased depletion associated with the Company's purchase of the GSR3 royalty at the Pipeline Mining Complex, because the royalty rate increased from 0.475% to 0.7125% during the year.

      The Company recorded an impairment related to its royalty interest at Bald Mountain by $490,215, because of the operator's revised reserve estimates.

      Interest and other income decreased from $271,347 in fiscal 2000 to $258,010 in fiscal 2001, primarily due to decreased funds available for investing.


                             BUSINESS AND PROPERTIES

      Royal Gold is engaged in the acquisition and management of precious metals royalties.

      The Company seeks to acquire existing royalties or to finance projects that are in production or near production in exchange for royalty interests. The Company also explores and develops properties thought to contain precious metals and seeks to obtain royalty and other carried ownership interests in these properties through the subsequent transfer of operating interests to other mining companies. Substantially all of the Company's revenues are and can be expected to be derived from royalty interests, rather than from mining operations conducted by the Company. During the fiscal year, the Company focused on the acquisition of royalty interests, rather than the creation of such interests through exploration, followed by further development and property transfers to larger mining companies. The Company expects that this emphasis on acquisition or royalty financing, rather than exploration, will continue in the future.

      The Company's principal mineral property interests are two sliding-scale gross smelter returns ("GSR") royalties ("GSR1" and "GSR2"), one fixed GSR royalty ("GSR3") and one net value royalty ("NVR1") relating to the mining complex that includes the Pipeline and South Pipeline gold mines, operated by the Cortez Joint Venture ("Cortez"). The Pipeline Mining Complex is located in Crescent Valley, Nevada.

      The Company also has a 1.75% net smelter returns ("NSR") royalty interest covering a portion of the Bald Mountain mine, located in White Pine County, Nevada, also operated by Placer Dome U.S. Inc. ("PDUS").

      The Company owns a 2% NSR royalty on a number of properties in Santa Cruz Province, Argentina. These royalties were acquired from Yamana Resource, Inc. ("Yamana"). In April 2002, Coeur d'Alene Mines Corporation ("Coeur") purchased the Martha mine and other exploration properties located in the western part of the Province. Yamana retained ownership of all its properties located in the eastern part of the Province. The Company also owns a royalty interest over a portion of the Mule Canyon mine operated by Newmont Mining Corporation, and over one other exploration-stage project in Nevada. (The portion of Mule Canyon property that is subject to the Company's royalty is not yet in production.) The Company also owns a 25% equity interest in the Milos Gold exploration project, in Greece. During the past fiscal year, the Company evaluated opportunities in the United States, Canada, Europe, South America, and Australia.

      In fiscal 2002, the Company generated revenues of $11.7 million from its royalties at the Pipeline Mining Complex, $0.5 million from its royalty interest at the Bald Mountain mine, and $0.1 million from the Martha mine (formerly Yamana Resources, Inc.).

      Royal Gold is also engaged, through two wholly-owned subsidiaries, Denver Mining Finance Company ("DMFC") and Environmental Strategies, Inc. ("ESI"), in the provision of financial, operational, and environmental consulting services to the mining industry and to companies serving the mining industry. During fiscal 2001, income generated from consulting services was not material.

      The Company was incorporated under the laws of the State of Delaware on January 5, 1981. Its executive offices are located at 1660 Wynkoop Street, Suite 1000, Denver, Colorado 80202, (303) 573-1660.

RECENT DEVELOPMENTS

      The significant developments during fiscal 2002 and after the end of the fiscal year were:

  (1) The Company increased profitability and recorded revenues of $12.3 million.

  (2) The Company declared an increase in its annual dividend to $0.075 per share, which was paid on July 19, 2002. This was a 50% increase in the dividend that had previously been paid.

  (3) The Company recorded a writedown in the Statement of Operations on its equity investment in Yamana Resources of $1,171,679.

  (4) The Company recognized a non-cash deferred tax asset of $6.8 million. This recognition resulted from the increase in the gold price and the Company's history of profitability.

  (5) On July 12, 2002, the Company sold 500,000 shares of Common Stock to Acqua Wellington North American Equities Fund, Ltd. at a price of $13.75 per share, resulting in net proceeds of $6,865,000.

  (6) On September 10, 2002, the Company sold 500,000 shares of Common Stock to Acqua Wellington North American Equities Fund, Ltd. at a price of $14.50 per share, resulting in net proceeds of $7,250,000.

  (7) On September 27, 2002, the Company announced that it had entered into a letter of intent with the principal stockholder of High Desert Mineral Resources, Inc. ("High Desert") to purchase 93% of the HDMR's common stock for approximately 1.4 million shares of Royal Gold common stock, valued at US$17.13 per share or an aggregate of US$24 million in cash, or a combination of cash and stock, to be elected by the shareholder. The transaction is subject to the negotiation and execution of final documentation, completion of legal, technical and commercial diligence, Canadian (including TSX Venture Exchange) and U.S. regulatory approval, and other conditions to closing. Subject to completion of this transaction, the Company also intends to offer the minority shareholders of High Desert consideration equivalent to what it has offered the control position.

PROPERTIES

      Recent activities at each of the significant properties in which the Company has an interest are described below. Reference is made to footnotes in the Consolidated Financial Statements included herein for more information on property histories.

      In all instances, reserves have been estimated by the operator of the various properties by the use of drilling, mapping, sampling, geological interpretation, assaying and other standard evaluation methods generally applied by the mining industry.

PIPELINE MINING COMPLEX

      The Pipeline Mining Complex is a large open pit heap leach mine located 60 miles southwest of Elko, Nevada, in Lander County. Access to the Complex is achievable by federal highway, and state and county roads, all of which are paved. There are not material difficulties in obtaining power and other supplies. Dewatering is required in the pit.

      Each of the Pipeline and South Pipeline mines is operated by Cortez, which is a joint venture between Placer Cortez Inc. (60%), a subsidiary of Placer Dome, Inc., and Kennecott Explorations (Australia) Ltd. (40%), a subsidiary of Rio Tinto.

      Under the agreement providing for the GSR royalties, Royal Gold is entitled to receive all material information about exploration, planning, budgeting, development, mining and production for the Pipeline Mining Complex.

      A "Gross Smelter Returns" royalty is measured by all of the revenues attributed to material that is mined and processed, with no deduction for any costs paid by or charged to Cortez.

      The royalty interests Royal Gold now holds at the Pipeline Mining Complex include:

      (a) Reserve Claims ("GSR1"). A sliding-scale GSR for all gold produced from the "Reserve Claims," or some 52 claims that encompass all of the currently known reserves in the Pipeline and South Pipeline deposits. The GSR rate on the Reserve Claims is tied to the gold price, without indexing for inflation or deflation, as shown below.

      (b) GAS Claims ("GSR2"). A sliding-scale GSR for all gold produced from the remaining GAS Claims. The GAS Claims include some 310 lode mining claims, but production from 22 of the GAS Claims (those claims that encompass the South Pipeline reserve) will be subject to the Reserve Claims GSR. At present, apart from the Reserve Claims, there are no ore reserves on the GAS claims, but the GAS claims do host gold mineralization. The GSR rate on the GAS Claims is tied to the gold price, without indexing for inflation or deflation, as shown below.

      (c) The Saddle Area GSR. A 10% GSR on all gold and silver produced from any of the GAS Claims from January 1, 1999, until the commencement of commercial production from the South Pipeline deposit. All material has been mined from this area.

      (d) The Silver GSR. A 7% GSR on all silver produced from any of the Reserve Claims or the GAS Claims, commencing July 1, 1999. Silver royalties at the Pipeline Mining Complex are immaterial to the Company's royalty revenues.

      (e) The Other Products NSR. A 3% NSR royalty on all products, other than gold or silver, produced from any of the Reserve Claims or GAS Claims, commencing July 1, 1999. An NSR royalty is measured by all of the revenues received by the operator following the sale or final disposition of a given product, less the proportionate costs of refining such product for sale, transportation of the product to a market, and applicable insurance.


                                                GSR1               GSR2
        London PM Quarterly Average            Royalty            Royalty
      Price of Gold Per Ounce ($U.S.)        Percentage         Percentage
      -------------------------------        ----------         ----------
        Below               $210.00            0.40%              0.72%
        $210.00      -      $229.99            0.50%              0.90%
        $230.00      -      $249.99            0.75%              1.35%
        $250.00      -      $269.99            1.30%              2.34%
        $270.00      -      $309.99            2.25%              4.05%
        $310.00      -      $329.99            2.60%              4.68%
        $330.00      -      $349.99            3.00%              5.40%
        $350.00      -      $369.99            3.40%              6.12%
        $370.00      -      $389.99            3.75%              6.75%
        $390.00      -      $409.99            4.00%              7.20%
        $410.00      -      $429.99            4.25%              7.65%
        $430.00      -      $449.99            4.50%              8.10%
        $450.00      -      $469.99            4.75%              8.55%
        $470.00           and above            5.00%              9.00%


      Under certain circumstances, the Company would be entitled to delayed production payments (i.e., payments not recoupable by Cortez) of $400,000 per year.

      Effective September 1, 1999, the Company purchased, from a group of unaffiliated individuals, a portion of the group's royalty interest over the Pipeline Mining Complex. The portion of the royalty that was purchased is known as GSR3 and is at a fixed rate of 0.7125%. The GSR3 royalty covers the same cumulative area as is covered by the Company's two sliding-scale gross smelter returns royalties, GSR1 and GSR2.

NET VALUE ROYALTY

      Effective April 1, 2001, Royal Gold acquired a 0.37% net value royalty (known as "NVR1") over production from the GAS Claims (located on the Pipeline Mining Complex). This NVR1 is calculated by deducting processing-related costs, but not mining costs. The GAS Claims cover approximately 4,000 acres, lying primarily to the south and east of the Pipeline pit.

RESERVES

      The following table shows the reserves that have been defined by Cortez at the Pipeline Mining Complex covered by our royalties. Our royalties at the Pipeline Mining Complex often cover the same reserves:

                                Pipeline Mining Complex
        Proven and Probable Reserves Subject to Our Royalties(1)(2)(3)(4)
                                December 31, 2001

                                   Ton         Average Grade      Contained
        Royalty                 (millions)      (oz Au/ton)       oz Au(5)
        -------                 ----------      -----------       --------
        GSR 1(6)                  144.7            0.047          6,776,000
        GRS 3(7)                  144.7            0.047          6,776,000
        NVR 1(8)                  114.0            0.044          4,969,000

----------------------

  (1) "Reserve" is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

  (2) "Proven (Measured) Reserves" are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes and the grade is computed from the results of detailed sampling, and
      (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that the size, shape, depth and mineral content of the reserves are well-established.

  (3) "Probable (Indicated) Reserves" are reserves for which the quantity and grade are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance of probable (indicated) reserves, although lower than that for proven (measured) reserves, is high enough to assume geological continuity between points of observation.

  (4) Amounts shown represent 100% of the reserves subject to our royalty interest and do not take into account losses in processing the ore.

  (5) Contained ounces shown are before an allowance for dilution of ore in the mining process. The assumed processing recovery rates are 88% for mill-grade ore, and 65% for heap leach material. These reserves, estimated by Cortez, are based on a life-of-mine gold price of $275 per ounce.

  (6) GSR1 is a sliding-scale royalty that covers the current mine footprint.

  (7) GRS3 is a 0.71% fixed rate royalty for the life of the mine.

  (8) NVR1 is a 0.37% net value royalty that covers production from the GAS claims, a portion of the Pipeline Mining Complex that excludes the Pipeline pit. The NVR1 is calculated by deducting processing related costs, but not mining costs.

OTHER MINERALIZATION

      Set forth below is a table showing, in the aggregate, the additional mineralization that has been reported by Cortez at the Pipeline Mining Complex covered by our royalties. Our royalties at the Pipeline Mining Complex often cover the same mineralization.

                               Pipeline Mining Complex
               Additional Mineralization Subject to Our Royalties(1)(2)
                                  December 31, 2001

                                      Ton                  Average Grade
        Royalty                   (millions)                (oz Au/ton)
        -------                   ----------                -----------
        GSR 1(3)                      6.5                      0.045
        GSR 2(4)                     51.6                      0.044
        GSR 3(5)                     58.1                      0.044
        NVR 1(6)                     54.6                      0.045

----------------------

  (1) Additional mineralization has not been included in the proven and probable ore reserve estimates because even though drilling indicates a sufficient quantity and grade to warrant further exploration or development expenditures, these deposits do not qualify as commercially mineable ore bodies until further drilling and metallurgical work are completed, and until other economic and technical feasibility factors based upon such work are resolved.

  (2) The amounts shown are computed by Cortez and represent 100% of the deposits.

  (3) GSR1 is a sliding-scale royalty that covers the current mine footprint.

  (4) GSR2 is a sliding-scale royalty that covers an area outside of the current mine footprint.

  (5) GSR3 is a 0.71% fixed rate royalty for the life of the mine.

  (6) NVR1 is a 0.37% net value royalty that covers production from the GAS claims, a portion of the Pipeline Mining Complex that excludes the Pipeline pit. NVR1 is calculated by deducting processing related costs, but not mining costs.

BALD MOUNTAIN

      Effective January 1, 1998, the Company purchased a 50% undivided interest in a sliding-scale NSR royalty that burdens a portion of the Bald Mountain mine. Bald Mountain is located in White Pine County, approximately 65 miles south of Elko, Nevada. Year-round access to Bald Mountain is available via paved, and improved but unpaved, county roads. Bald Mountain is an open pit, heap leach mine operated by PDUS.

      At December 31, 2001, Placer Dome informed the Company that the portion of the mine covered by this royalty contained proven and probable reserves of 7.7 million tons of ore, at an average grade of 0.03 ounces per ton ("opt"), containing approximately 232,000 ounces of gold.

      These reserves, estimated by Placer Dome, are based on a gold price of $275 per ounce. In addition, the property covered by this royalty contains an additional 9.1 million tons of mineralized material, at an average grade of
0.076 opt of gold.

ARGENTINE ROYALTIES (FORMERLY YAMANA RESOURCES, INC.)

      The Company acquired, in February 2000, a 2% NSR royalty on mineral production from all of Yamana's properties in Santa Cruz Province, Argentina. These properties are accessible via improved provincial highways, some of which are paved. Yamana Resources, Inc. is a Spokane-based mineral exploration company.

      In April 2002, Yamana sold its interest in the Martha mine and other exploration properties in the western part of the Province to Coeur. Coeur began mining and trucking ore to another of its properties in Chili for processing. Coeur projects that 1.6 million ounces of silver will be produced during calendar 2002. At the time Coeur acquired the Martha mine, Coeur estimated total reserves of 2.7 million ounces, at an average silver equivalent grade of 140 ounces per ton. Yamana retained ownership of its properties located in the eastern part of the Province. Yamana has entered into a joint venture partnership with two significant South American mining companies, Compania de Minas Buenaventura S.A.A. and Mauricio Hochschild and Compania, S.A.C., to explore these properties.

MULE CANYON

      Mule Canyon is located in Lander County, Nevada, some 14 miles west of the town of Beowawe. The Company holds a 5% NSR interest on a portion of the Mule Canyon mine, operated by Newmont Gold Company. The property consists of three parcels of land covering 6,720 acres and it is not currently in production. No material revenue was received from this royalty in fiscal 2002.

BUCKHORN SOUTH

      The Buckhorn South project is located in Eureka County, Nevada, approximately 50 miles southwest of Elko, Nevada. The property consists of 265 unpatented mining claims. Of the 265 claims that comprise Buckhorn South, the Company leased 131 claims and staked the balance of the project area. The leased claims are burdened by cumulative third party royalties equal to a 4% NSR; the remaining claims are subject to another third party 1% NSR royalty.

      During 1998, the Company optioned its Buckhorn South project to Independence Mining Company, Inc., now called AngloGold North America. Under the agreement, AngloGold was to explore Buckhorn South and, depending upon the results, take an assignment of Royal Gold's interest in the property, subject to assumption of all existing burdens and with Royal Gold retaining a 14% net profits interest royalty. In fiscal 1998, AngloGold exercised its option at Buckhorn South leaving the Company with no costs and a 14% net profits interest royalty. During the past few years, AngloGold has performed minimal exploration work on the property.

MILOS GOLD

      Athens-based Silver & Baryte Ore Mining Company S.A. ("Silver & Baryte"), through its Greek subsidiary Midas S.A., holds an exploration and exploitation license to prospect, explore, and mine gold from public mining sites on the Greek island of Milos and on other islands in the Cyclades chain, in the south Aegean Sea.

      In March 1998, the Company entered into agreements with Silver & Baryte and with an Australian investor group, Aegean International Gold, Inc. ("Aegean") to explore for and mine gold and other minerals from the leased area.

      Prior exploration at Milos by Silver & Baryte and by Renison Goldfields, a major Australian gold producer, had confirmed that the island hosts epithermal gold deposits.

      Under the agreements, Royal Gold and Aegean were required to jointly fund not less than $5.0 million ($2.5 million each) in exploration and development expenses on the Milos project, over a period of three years, to earn a collective 50% interest in Midas S.A. The three parties would then participate jointly in further exploration and development. Silver & Baryte could then elect to maintain its 50% interest in Midas S.A., or convert its interest to a 20% net profits interest or to a 5% NSR interest, in any mining project on Milos.

      Based on the drilling at Milos, the Company estimates that the Milos gold project deposit contains mineralization of approximately 10.9 million tons, at an average grade of 0.066 ounces per ton, using a 0.029 ounces per ton cut-off.

      During fiscal 2000, the Company and Aegean completed the work necessary for each of them to earn a 25% share of Midas, S.A.

      In August 2000, the Greek Ministry of Environment, Regional Planning and Public Works returned the environmental impact study, which had been submitted by Midas S.A., for the purpose of performing further exploration work on the island of Milos. The Ministry's letter stated the reason for such action was that "approval of the study in this phase would create unfavorable consequences for the environment in the area." Silver and Baryte is now managing the project and is protesting this decision of the Ministry.

      At this time, the Company is not aware when or if the Ministry's decision will be modified to allow further work on the project.

      All costs have been expensed as incurred.

OTHER FOREIGN ACTIVITIES

      The Company owns a 50% interest in Greek American Exploration Ltd. ("GRAMEX"), a Bulgarian private limited company that has entered into an agreement with the Bulgarian Committee of Geology and Mineral Resources to conduct geological research and exploration over 700 square kilometers in the Krumovgrad and Ivaylovgrad areas of Bulgaria.

      GRAMEX and Phelps Dodge Exploration Corporation ("PDX") joined together to form a Bulgarian company named Sofia Minerals Ltd. ("SOMIN"). SOMIN is held equally by GRAMEX and PDX, and will explore, evaluate and develop properties in Bulgaria. SOMIN has signed concession agreements with the Bulgarian Committee of Geology and Mineral Resources to conduct geological research in Bulgaria on four licensed areas. SOMIN conducted exploration activities on these concessions in fiscal 2002. All costs have been expensed as incurred.

      The Company has a 67% interest in an entity that seeks to acquire existing gold royalties in Australia as well as to create royalty interests by investing in junior Australian resource companies with emerging or advanced exploration projects. The entity, Royal Australia Pty Ltd, is based in Perth, Western Australia. The remainder of the equity in the new entity is held by affiliates of Eureka Capital Partner. Eureka is a merchant-banking firm that focuses on natural resource projects. To date no royalties have been acquired by Royal Australia Pty Ltd.

SALES CONTRACTS

      The Company receives its royalties in cash except for NVR1, which it receives in gold. The Company sold 2,543 ounces of gold bullion in fiscal 2002, utilizing one metal trading company during the period, at an average realized price of $293/oz. The Company sold 10,020 ounces of gold bullion in fiscal 2001, utilizing two metal trading companies during the period, at an average realized price of $271/oz. The Company maintains trading relationships with a number of metal trading companies.

COMPETITION

      There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. The Company competes with others in efforts to finance mineral exploration development properties for a royalty interest. It also competes with others in efforts to purchase precious metals royalty interests. In addition, the Company competes for the opportunity to participate in promising exploration projects with other entities.

COMPANY PERSONNEL

      At September 30, 2002, the Company had nine full-time employees located in Denver, Colorado. The Company's employees are not subject to a labor contract or collective bargaining agreement.

      Consulting services, relating primarily to geologic and geophysical interpretations, and also relating to such metallurgical, engineering, and other technical matters as may be deemed useful in the operation of the Company's business, are provided by independent contractors.

REGULATION

      The properties in which the Company holds royalties and the properties the Company is exploring are subject to various federal, state and local laws and regulations governing prospecting, exploration, development, production, labor standards, occupational health, mine safety, control of toxic substances, and other matters involving environmental protection and taxation. U.S. and foreign environmental protection laws address, among other things, the maintenance of air and water quality standards, the preservation of threatened and endangered species of wildlife and vegetation, the preservation of certain archaeological sites, reclamation, and limitations on the generation, transportation, storage and disposal of solid and hazardous wastes. There can be no assurance that all the required permits and governmental approvals necessary for any mining project with which the Company may be associated can be obtained on a timely basis, or maintained as required by the operator of the project. The operators of the properties where the Company holds its royalty interests are also subject to these same laws and regulations. See LEGAL PROCEEDINGS, below.

                                LEGAL PROCEEDINGS

CASMALIA

      The Company received notice, on March 24, 2000, that the U.S. Environmental Protection Agency ("EPA") had identified Royal Resources, Inc. (Royal Gold's corporate predecessor) as one of 22,000 potentially responsible parties ("PRPs") for clean-up of a fully-permitted hazardous waste landfill at Casmalia, Santa Barbara County, California, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("Superfund"). The Company's alleged PRP status for this Superfund clean-up stems from oil and gas exploration activities undertaken by Royal Resources in California during 1983-84.

      In June 2001, the Company agreed in principle, subject to the drafting of an acceptable consent decree, to accept financial responsibility for approximately two million pounds of customary oil and gas well drilling mud that was disposed of at Casmalia, and to settle for approximately $110,000, which was accrued in the June 30, 2001 financials.

      On January 31, 2002, the Company entered into various agreements with other "Tier II" parties identified as potentially responsible for a portion of the clean-up of the Casmalia Disposal Facility, in Casmalia, California (the "Site"), and, in connection with such agreements, deposited the sum of $107,858 into escrow. The escrowed funds are intended to resolve the Company's alleged liability under Superfund for clean-up costs to be incurred at the Site.

      The escrow amount is based on the percentage of the total waste volume at the Site that the Company or its predecessor allegedly disposed of there, during 1983 and 1984. Although the Company's waste consisted entirely of customary oil field waste, the EPA has alleged that the waste was hazardous. The Company's volumetric contribution of allegedly hazardous waste was then used to calculate the Company's share ($107,858), of the total projected cost of $272 million to accomplish remediation of the Site.

                             DIRECTORS AND OFFICERS

      Set forth below are the names, position with the Company, periods of service and experience of the directors and officers of the Company.

                                   Principal                          Class of
                              Occupation During         Continuously  Director/
    Name of                    Last 5 Years and          a Director     Term
  Individual     Age           Position With Company       Since       Expires
  ----------     ---      ---------------------------   ------------  ---------
Stanley Dempsey   63       Chairman of the Board of      August 1988   I/2003
                           Directors. Chief Executive
                           Officer of the Company
                           since August 1988.
                           President of the Company
                           since May 2002. President
                           and chief operating officer
                           of the Company from July 1,
                           1987 to April 4, 1988. From
                           1984 through June 1986, Mr.
                           Dempsey was a partner in
                           the law firm of Arnold &
                           Porter. During the same
                           period, he was a principal
                           in Denver Mining Finance
                           Company. From 1960 through
                           1987, Mr. Dempsey was
                           employed by AMAX, Inc.
                           serving in various
                           managerial and executive
                           capacities. Mr. Dempsey is
                           also a member of the board
                           of directors of various
                           mining-related
                           associations.

John W. Goth      75       Executive  Director  of the   August 1988   I/2003
                           Denver Gold Group and past
                           chairman of the Minerals
                           Information Institute. A
                           consultant to the mining
                           industry since 1985. Mr.
                           Goth was formerly a senior
                           executive of AMAX, Inc. and
                           director of Magma Copper
                           Corporation. He is
                           currently a director of
                           U.S. Gold Corporation and
                           Behre Dolbear & Co., Inc.
                           (1) (2)

                                   Principal                          Class of
                              Occupation During         Continuously  Director/
    Name of                    Last 5 Years and          a Director     Term
  Individual     Age           Position With Company       Since       Expires
  ----------     ---      ---------------------------   ------------  ---------

Pierre            80       Director. Financial           June 1992     II/2004
Gousseland                 Consultant. From  1977
                           until January 1986, Mr.
                           Gousseland was chairman and
                           chief executive officer of
                           AMAX, Inc. Formerly a
                           director of Guyanor
                           Ressources S.A., French
                           American Banking
                           Corporation of New York,
                           the American International
                           Group, Inc., Union Miniere,
                           S.A. (Belgium), Degussa AG
                           (Germany), IBM World Trade
                           Europe/Middle East Africa
                           Corporation and
                           Pancontinental Mining
                           Europe GmbH (Germany). Mr.
                           Gousseland has served on
                           the Chase Manhattan
                           International and
                           Creditanstaldt
                           International (Vienna,
                           Austria) Advisory Boards,
                           and is past president of
                           the French-American Chamber
                           of Commerce in the United
                           States.(2)

Merritt E.        68       President and Chief           Dec. 1992     II/2004
Marcus                     Executive Officer of
                           Marcus Paint Company, a
                           manufacturer of industrial
                           liquid coatings, and
                           Performance Powders, LLC, a
                           manufacturer of industrial
                           powder coatings, since
                           1983. Mr. Marcus has served
                           several terms as a director
                           of the National Paint and
                           Coatings Association.

James W.          64       Chairman and Chief            Sept. 1989    II/2004
Stuckert                   Executive Officer  of
                           Hilliard, Lyons, Inc.,
                           Louisville, Kentucky. Mr.
                           Stuckert is also a Director
                           of Hilliard, Lyons, Inc.,
                           WEBAccess and Senbanc Fund.
                           He joined Hilliard, Lyons
                           in 1962 and served in
                           several capacities prior to
                           being named Chairman in
                           December 1995.(1) (2)

                                   Principal                          Class of
                              Occupation During         Continuously  Director/
    Name of                    Last 5 Years and          a Director     Term
  Individual     Age           Position With Company       Since       Expires
  ----------     ---      ---------------------------   ------------  ---------

S. Oden          62        President of Howell &         Dec. 1993     III/2002
Howell, Jr.                Howell Painting Contractors,
                           Inc. since 1988, and owner
                           of Kessinger Service
                           Industries, LLC. From 1972
                           until 1988, Mr. Howell was
                           Secretary/Treasurer of
                           Howell & Howell, Inc.

Edwin W.         71        President and chief           May 1987      III/2002
Peiker, Jr.                operating officer of the
                           Company from April 1988
                           until February 1992. Vice
                           president of engineering of
                           the Company from May 1987
                           to April 4, 1988. Principal
                           in Denver Mining Finance
                           Company from 1984 until
                           1986. From 1983 to 1986,
                           Mr. Peiker was engaged in
                           mineral consulting
                           activities. During the
                           period 1966-1983, Mr.
                           Peiker served in a variety
                           of positions with the
                           Climax Molybdenum division
                           of AMAX, Inc. involved in
                           exploration activities
                           worldwide.(1)

Donald Worth      70       Mr. Worth has been            April 1999    III/2002
                           involved in the mining
                           industry since 1949. He
                           formerly was a mining
                           specialist and a vice
                           president of Canadian
                           Imperial Bank of Commerce
                           (Canada). Mr. Worth is a
                           director of Sentry Select
                           Capital Corporation,
                           Cornerstone Resources,
                           Inc., Corner Bay Silver,
                           Inc., and Tiomin Resources
                           Inc. He is also a trustee
                           of Labrador Iron Ore
                           Royalty Income Fund, and is
                           involved with several
                           professional associations
                           both in Canada and the
                           United States.

-------------

(1) Member of Audit Committee.
(2) Member of Compensation Committee.

                                   Principal
                              Occupation During
    Name of                    Last 5 Years and
  Individual     Age           Position With Company
  ----------     ---      ---------------------------

Karen P. Gross    48       Vice   President   of   the
                           Company since June 1994 and
                           Corporate Secretary since
                           1989. From 1987 until 1989,
                           Ms. Gross was the Assistant
                           Secretary to the Company.
                           Ms. Gross is in charge of
                           investor relations, public
                           relations and ensuring the
                           Company's compliance with
                           various corporate
                           governance standards.

Donald J. Baker   53       Vice  President   Corporate
                           Development of the Company
                           since November 1998. From
                           December 1996 until
                           November 1998, Mr. Baker
                           was manager of corporate
                           development. From 1994
                           until 1997, he was a
                           consultant to the Company.
                           Mr. Baker was previously
                           employed by Climax
                           Molybdenum Company and
                           Homestake Mining Company.

John Skadow       44       Controller  of the  Company
                           since 1993. Treasurer of
                           the Company since November
                           1999. Mr. Skadow was
                           previous employed by Dekalb
                           Energy where he held
                           various accounting and
                           finance positions.

                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

      The following table shows the beneficial ownership, as of June 30, 2002, of the Common Stock by each director, by each executive officer, by any person who is known to the Company to be the beneficial owner of more than 5% of the issued and outstanding shares of Common Stock, and by all of the Company's directors and executive officers as a group.

 Name and Address                Number of Shares of Common Stock
 of Beneficial Owner                    Beneficially Owned           Percent
                                          Subject to                   of
                                 Shares   Options(a)    Total(b)      Class
--------------------------------------------------------------------------------

 Stanley Dempsey(c)             679,349    279,472      958,821        5.0%
 Royal Gold, Inc.
 1660 Wynkoop Street
 Suite 1000
 Denver, Colorado  80202

 Edwin W. Peiker, Jr.(d)        430,778     30,000      460,778        2.4%
 555 Ord Drive
 Boulder, CO  80302

 John W. Goth                    31,000     30,000       61,000          *
 14142 Denver West Parkway
 Suite 170
 Golden, CO  80401

 Pierre Gousseland               46,500     30,000       76,500          *
 4 Lafayette Court, #1B
 Greenwich, CT  06830

 James W. Stuckert            1,805,900     30,000    1,835,900        9.6%
 Hilliard, Lyons, Inc.
 P.O. Box 32760
 Louisville, Kentucky 40232

 Merritt E. Marcus              430,243     30,000      460,243        2.4%
 Marcus Paint Co.
 235 East Market Street
 Louisville, KY  40202

 S. Oden Howell, Jr.            571,680     30,000      601,680        3.2%
 Howell & Howell Painting
    Contractors, Inc.
 P.O. Box 36097
 Louisville, KY  40233

 Name and Address                Number of Shares of Common Stock
 of Beneficial Owner                    Beneficially Owned           Percent
                                          Subject to                   of
                                 Shares   Options(a)    Total(b)      Class
--------------------------------------------------------------------------------

 Peter B. Babin(e)               87,989          0       87,989          *
 Royal Gold, Inc.
 1660 Wynkoop Street
 Suite 1000
 Denver, CO  80202

 Karen P. Gross                  60,650    134,876      195,526        1.0%
 Royal Gold, Inc.
 1660 Wynkoop Street
 Suite 1000
 Denver, CO  80202

 Donald Baker                    11,290     92,775      104,065          *
 Royal Gold, Inc.
 1660 Wynkoop Street
 Suite 1000
 Denver, CO  80202

 John Skadow                     58,038     46,941      104,979
 Royal Gold, Inc.
 1660 Wynkoop Street
 Suite 1000
 Denver, CO  80202

 All Directors & (f)          4,222,417    739,064    4,961,481        26.0%
 Officers as a
 Group (11 persons)

-----------

       *  Less than 1% ownership of the Company's Common Stock.

     (a) See "Compensation of Directors and Executive Officers -- Option Exercises and Year-End Values."

     (b) The amounts shown in the table reflect all shares beneficially owned, including shares subject to outstanding stock options that are exercisable within sixty (60) days of the date of October 4, 2002.

     (c) The amount shown in the table includes 193,698 shares beneficially owned by certain members of Mr. Dempsey's immediate family. Mr. Dempsey disclaims beneficial ownership of these 193,698 shares of Common Stock.

     (d) The amount shown in the table includes 14,200 shares beneficially owned by certain members of Mr. Peiker's immediate family. Mr. Peiker disclaims beneficial ownership of these 14,200 shares of Common Stock.

     (e)  Mr. Babin resigned as President of the Company on May 10, 2002.

     (f) The shares Mr. Babin holds in the Company are shown in this table. Mr. Babin resigned his position as President of the Company in May 2002.


               COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

      The following table reflects all compensation awarded or paid to or earned by the chief executive officer of the Company and any other executive officers of the Company, for the fiscal year ended June 30, 2002.

                           SUMMARY COMPENSATION TABLE

                                                                             Long-term Compensation
                                                                        ------------------------------
                                Annual                                    Awards               Payouts
                               -------                                  ----------             --------
Name and                Year   Compensation                             Restricted                          All Other
Principal               Ended  ------------         Other Annual         Stock       Options/   LTIP        Compen-
Position              June 30  Salary($)  Bonus($)  Compensation($)      Awards       Sars(#)   Payouts($) (sation ($)
--------              -------  ---------  --------  --------------    ------------  -------    ----------  -------------
Stanley Dempsey         2002   250,000    110.000         --                 --       25,000      --          32,087(2)
Chairman & Chief        2001   250,000     90,000         --                 --       60,000      --          32,087
Executive Officer       2000   250,000    122,500         --                 --       62,500      --          28,799

Karen P. Gross          2002   105,000     50,000         --                 --       25,000      --          13,417(3)
Vice President          2001   105,000     40,000         --                 --        5,000      --          12,597
& Corporate             2000   105,000     45,000         --                 --       45,000      --          13,334
Secretary

Donald Baker            2002    95,000     40,000         --                 --       25,000      --          13,522(4)
Vice President          2001    95,000     30,000         --                 --        5,000      --           9,683
of Corporate            2000    95,000     45,000         --                 --       47,000      --          10,732
Development

John Skadow             2002    90,000     50,000         --                 --       25,000      --          11,549(5)
Controller &            2001    85,000     40,000         --                 --       10,000                  10,800
Treasurer               2000    80,000     30,000         --                 --       45,000                  10,125

Peter B. Babin          2002   185,000     70,000         --                 --            0      --          26,322(6)
President(1)            2001   185,000     70,000         --                 --       25,000      --          26,492
                        2000   185,000     90,000         --                 --       55,000      --          26,021

-----------

(1)  Mr. Babin resigned as President of the Company in May 2002.

(2) The Company's SARSEP payments made to Mr. Dempsey in fiscal 2002, 2001, and 2000 were $26,225, $26,225, and $22,938, respectively, and the Company's payment of group term life insurance and long-term disability insurance premiums paid in fiscal 2002, 2001, and 2000 were $5,952, $5,861, and $5,861, respectively.

(3) The Company's SARSEP payments made to Ms. Gross in fiscal 2000, 2001, and 2000, were $10,850, $10,150, and $10,905, respectively, and the Company's payment of group term life insurance and long-term disability insurance premiums paid in fiscal 2002, 2001, and 2000 were $2,567, $2,448, and $2,429, respectively.

(4) The Company's SARSEP payments made to Mr. Baker in fiscal 2002, 2001, and 2000 were $9,450, $8,750, and $9,800, respectively, and the Company's payment of group term life insurance premiums paid in fiscal 2002, 2001, and 2000 were $4,072, $933, and $933, respectively.

(5) The Company's SARSEP payments made to Mr. Skadow in fiscal 2002, 2001 and 2000 were $9,450, $8,750, and $8,075, respectively, and the Company's payment of group term life insurance and long-term disability insurance premiums paid in fiscal 2002, 2001 and 2000 were $2,100, $2,050 and $2,050, respectively.

(6) The Company's SARSEP payments made to Mr. Babin in fiscal 2002, 2001 and 2000 were $19,250, $19,250 and $19,250, respectively, and the Company's payment of group term life insurance and long-term disability insurance premiums paid in fiscal 2002, 2001 and 2000 were $7,072, $7,242 and $6,771, respectively.

OPTION GRANTS IN LAST FISCAL YEAR

      During the fiscal year ended June 30, 2002, officers of the Company were awarded a total of 100,000 stock options, no stock appreciation rights were awarded to any of the officers of the Company, and no existing options held by any of the officers of the Company were repriced by the Company.

      The following table sets forth certain information on option grants in fiscal 2002 to the named executive officers.

                                                Individual Grants
                          --------------------------------------------------------------------
                                                                                                       Potential Realizable
                          Number of       % of Total                                                        Value at
                          Securities       Options                                                      Assumed Annual Rates
                          Underlying       Granted to            Exercise                                 of Stock Price
                          Options          Employees in          Price             Expiration          Appreciation for Option
                          Granted (#)      Fiscal Year (1)       ($/share)(2)        Date                      Term ($)(3)
                          -----------     ----------------       ------------    --------------       ---------------------------
                                                                                                         5%                10%
                                                                                                      -------           ---------
Stanley Dempsey             25,000             25%                   $10.17       May 10, 2012        159,896            405,209
Karen P. Gross              25,000             25%                   $10.17       May 10, 2012        159,896            405,209
Donald Baker                25,000             25%                   $10.17       May 10, 2012        159,896            405,209
John Skadow                 25,000             25%                   $10.17       May 10, 2012        159,896            405,209
Peter Babin (4)                  0              0%                      n/a                n/a              0                  0

---------

(1) The percentage of total options granted is stated for the entire number of options granted to each employee.

(2) The exercise price for all options listed of $10.17 was the fair market value of the Company's common stock on the date of grant and may be paid with cash, shares valued at fair market value on the exercise date or through cashless exercise and net exercise procedures.

(3) The potential realizable values are stated for the entire number of options granted to each employee. Actual gains, if any, on stock option exercises are dependent on the future performance of the

     Common Stock (as well as the option holder's continued employment through the vesting period). The amounts reflected in this table may not necessarily be achieved.

(4)  Mr. Babin resigned as President of the Company as of May 10, 2002.

OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END VALUES

      The table below sets forth information regarding the actual value of options exercised by officers during the year ended June 30, 2002, and the deemed value of options held by such persons at June 30, 2002.

                                                                        Number of
                                                                        Securities                Value of
                                                                        Underlying              Unexercised
                                                                       Unexercised              In-the-Money
                                                                       Options/SARs             Options/SARs
                                                                     at FY-End (#)(1)         at FY-End ($)(2)
                               Shares                                ----------------         -----------------
                             Acquired on            Value              Exercisable/             Exercisable/
Name                         Exercise (#)       Realized($)(3)         Unexercisable            Unexercisable
------------------           -----------        --------------       ----------------         -----------------
Stanley Dempsey                      0                     0         279,427 / 9,800         3,817,588 / 133,868
Karen P. Gross                       0                     0         134,875 / 9,800         1,842,406 / 133,868
John Skadow                     53,678               235,512          46,941 / 9,800           641,214 / 133,868
Donald Baker                    11,090                39,857          71,075 / 9,800           970,884 / 133,868
Peter Babin                     67,309               282,216               0 / 0                    0 / 0

---------

(1) Of the total 571,564 options, 10,972 Incentive Stock Options ("ISOs") are exercisable through December 6, 2004, at $5.375/share; 10,164 ISOs are exercisable through December 7, 2005, at $5.375/share, 60,428 Non-Statutory Options ("NSOs") are exercisable through December 10, 2006, at $5.375/share; 9,347 ISOs are exercisable through December 10, 2006, at $5.375/share; 77,024 NSOs are exercisable through October 3, 2007, at $5.375/share; 25,329 ISOs are exercisable through October 3, 2007, at $5.375/share; 41,700 ISOs are exercisable through November 17, 2008, at $4.594/share; 31,600 NSOs are exercisable through November 17, 2008, at $4.594/share; 61,500 ISOs are exercisable through November 16, 2009, at $4.875 per share; 48,500 NSOs are exercisable through November 16, 2009, at $4.875 per share; 30,000 ISOs are exercisable through June 5, 2010, at $2.875 per share, 25,000 ISOs are exercisable through November 13, 2010, at $2.813 per share, 40,000 NSOs are exercisable through November 13, 2010, at $2.813 per share, 39,200 ISOs are exercisable through May 10, 2012, at $10.17 per share, and 60,800 NSOs are exercisable through May 10, 2012, at $10.17 per share.

(2) Value calculated based on closing "sale" price as reported on The Nasdaq Stock Market ("NASDAQ"), on the last day of fiscal year June 30, 2002, of $13.66 per share.

(3) Based on the difference between exercise price and closing "sale" price as reported on NASDAQ, on the dates of exercise.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Mr. Babin resigned as President of the Company in May 2002. The Company has a legal services retainer arrangement with Mr. Babin to provide legal services to the Company, when it is deemed that Mr. Babin's services are needed and are also cost-effective. The rate for Mr. Babin's legal services would be $200 per hour; no more than $1,600 per day; and no more than $16,000 per month -- no matter how many hours or days of service might be requested or provided. There is not a minimum monthly fee. Either the Company or Mr. Babin may cancel the legal services retainer arrangement, at any time, upon simple notice. As a consultant, Mr. Babin would be eligible for a discretionary bonus.

      Until the cancellation of the retainer by either Mr. Babin or the Company, Mr. Babin would have the rent-free use of an office at 1660 Wynkoop, and of a desktop computer, and of Royal Gold's telecommunications facilities. The Company will pay for basic telephone service, and Royal Gold-related long distance charges.

      Until the cancellation of the retainer agreement by Mr. Babin or the Company, Mr. Babin and his eligible dependants health insurance payments will be paid by the Company.

      At the end of September 2002, the legal services retainer arrangement with Mr. Babin was cancelled effective October 11, 2002. Mr. Babin received $10,500 under the legal services retainer arrangement.

COMPENSATION TO DIRECTORS

      During fiscal 2002, each non-employee director of the Company received an annual fee of $12,000 for service as a director. Directors are not compensated for committee participation. The outside directors' fee has remained fixed at $12,000 per year since 1997. Since November 2001, non-employee directors have also received a fee in the amount of $500 for each scheduled board meeting.

      Pursuant to the Company's Equity Incentive Plan, each non-employee director of the Company is granted annually a Non-Statutory Option ("NSO") to purchase 5,000 shares of Common Stock, at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. Accordingly, on November 13, 2001, each non-employee director of the Company was granted 5,000 NSOs, at an exercise price of $5.43 per share. These options have a ten year term and are exercisable immediately with respect to 2,500 shares and after 12 months with respect to the other 2,500 shares.

      Mr. Edwin W. Peiker, Jr. has a consulting agreement with the Company, in which he is paid a hourly fee plus expenses. During fiscal year 2002, no consulting fees were paid to Mr. Peiker under his consulting agreement.

EMPLOYMENT CONTRACTS

      All of the officers of the Company are employed pursuant to an employment contract providing for salary at current salary levels. Each of the employment contracts is renewable, for a term of 12 months, every February. Pursuant to each of the employment contracts, salary and benefits are to be continued for 12 months following such employee's involuntary termination, or following such employee's voluntary termination for "good reason" after a "change in control" event. A change in control event, as defined in the employment contracts, will occur upon: (1) the acquisition, directly or indirectly, by any person or related group of persons, of beneficial ownership of securities possessing more than thirty percent (30%) of the total combined voting power of the Company's outstanding securities; (2) a change in the composition of the Board over a period of eighteen (18) consecutive months or less such that fifty percent (50%) or more of the Board members cease to be directors who either (A) have been directors continuously since the beginning of such period, or (B) have been unanimously elected or nominated by the Board for election as directors during such period; (3) a stockholder-approved merger or consolidation to which the Company is a party and in which (A) the Company is not the surviving entity, or
(B) securities possessing more than thirty percent (30%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction; or (4) the sale, transfer or other disposition of all or substantially all of the Company's assets in complete liquidation or dissolution of the Company.

PENSION PLANS

      In fiscal 1994, the Company established a variation of a Simplified Employee Pension ("SEP") Plan, known as a Salary Reduction/Simplified Employee Pension Plan ("SARSEP"). Management chose this Plan because of regulatory compliance simplicity, avoidance of significant administrative expense, availability of substantial tax-advantaged investment opportunities, and relative freedom from significant vesting or other limitations. Under this Plan, the Company may contribute to a designated IRA account, on an annual basis, up to 15% of each employee-participant's base compensation. Each such contribution would, within limits, be a deductible expense to the Company; would be free of federal income taxation as to the employee; and would be subject to continuing investment, on a tax-deferred basis, until assets are actually distributed to the employee. All employees of Royal Gold are eligible to participate in the Company's SEP Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      The Company's Compensation Committee during the 2002 fiscal year consisted of Mr. Goth, who serves as Chairman, Mr. Stuckert and Mr. Gousseland. No member of the Compensation Committee was, at any time during the 2002 fiscal year or at any other time, an officer or employee of the Company. No executive officer of the Company served on the Compensation Committee of another entity, or any other committee of the board of directors of another entity performing similar functions during the Company's last fiscal year.


                              PLAN OF DISTRIBUTION

      This Prospectus relates to up to 1,401,051 shares of Common Stock that may be offered and sold by the Company from time to time in connection with the purchase by Royal Gold of approximately 93% of the shares of High Desert Mineral Resources, Inc. ("High Desert") held by the principal stockholder of High Desert.

      The consideration for the acquisition of the High Desert shares may include Common Stock, cash, debt instruments, assumptions of liabilities or a combination thereof, as determined from time to time by negotiations between Royal Gold and the stockholder owning the shares of High Desert to be acquired.

      The shares covered by this prospectus supplement may be issued in exchange for shares of High Desert. The terms of such acquisition and of the issuance of shares of Common Stock under any acquisition agreement will be determined by direct negotiations with the stockholder of the High Desert shares.

      No underwriting discounts or commissions will be paid by the Company in connection with issuances of shares of Common Stock under this prospectus supplement. In addition, no finders' fee or brokers' commission will be paid in connection with the acquisition of the High Desert shares.


                      RELATIONSHIPS BETWEEN THE COMPANY AND
                       HIGH DESERT MINERAL RESOURCES, INC.

      On February 9, 1996, the Company purchased 40,500 units of High Desert in a private placement, each unit consisting of one share of common stock and a warrant to purchase one additional share of common stock, for a purchase price of approximately US$1.82 per unit. The warrants issued to the Company in the private placement expired unexercised and the Company currently holds 40,500 shares of High Desert.

      On March 5, 1996, the Company and High Desert entered into a joint venture agreement entitled "Exploration, Development and Mining Agreement between High Desert Mineral Resources, Inc. and Royal Gold, Inc. for Crescent Valley West Area." Pursuant to this agreement, High Desert acted as manager of the venture. Royal Gold withdrew from the venture, thus terminating the agreement, by letter notification to High Desert on January 4, 2000.


                          DESCRIPTION OF CAPITAL STOCK

      The Company's authorized capital stock consists of 40,000,000 shares of Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share, of which 500,000 shares of preferred stock are designated "Series A Junior Participating Preferred Stock."

COMMON STOCK

      As of October 24, 2002, the Company had 19,057,608 issued and outstanding shares of Common Stock. Upon completion of this offering, the Company may have up to 20,458,659 shares of Common Stock outstanding. Holders of Common Stock are entitled to one vote for each share held in the election of directors and on all other matters submitted to a vote of stockholders and do not have any cumulative voting rights. Holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

      Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding Preferred Stock. Upon the liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after payment of all debts and other liabilities, subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption, or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and non-assessable.

PREFERRED STOCK

      The Company has an authorized class of Preferred Stock consisting of 10,000,000 shares, of which 500,000 shares are designated as "Series A Junior Participating Preferred Stock," none of which are presently issued and outstanding. The Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue up to 10,000,000 shares of Preferred Stock from time to time, in one or more series. Each such series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, and conversion rights.

      The Board of Directors has the authority to issue shares of Preferred Stock and to determine its rights and preferences, to eliminate delays associated with a stockholder vote on specific issuances. While providing desirable flexibility in connection with possible acquisitions and other corporate purposes, the issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation, and could have the effect of delaying, deferring or preventing a change in control of the Company.

      On September 10, 1997, the Company filed a Certificate of Designations, designating 500,000 shares of its Preferred Stock as "Series A Junior Participating Preferred Stock" (the "Series A Preferred Stock"). There are no shares of Series A Preferred Stock issued and outstanding. The Series A Preferred Stock has certain dividend and liquidation preferences over the holders of Common Stock. Each share of Series A Preferred Stock entitles the holder thereof to 100 votes on all matters upon which the holders of the Company are entitled to vote. Holders of Series A Preferred Stock are not entitled to any other special voting rights. Upon any consolidation, merger, combination or similar transaction, each share of Series A Preferred Stock must be changed exchanged for an amount per share equal to 100 times what each share of Common Stock is changed or exchanged.

CERTAIN ANTI-TAKEOVER, INDEMNIFICATION, AND LIMITED LIABILITY PROVISIONS

      The Company is subject to Section 203 of the Delaware General Corporation Law (the "Delaware Law"), which imposes restrictions on business combinations (as defined therein) with interested stockholders (being any person who has acquired 15% or more of the Company's outstanding voting stock). In general, the Company is prohibited from engaging in business combinations with an interested stockholder for a period of three years from the date a person becomes an interested stockholder, unless (i) before such person became an interested stockholder, the Board of Directors of the Company approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to the date on which such person became an interested stockholder, the business combination is approved by the Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the Company not owned by the interested stockholder. Under Section 203 of the Delaware Law, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the earlier of the announcement or notification of one of certain extraordinary transactions involving the Company and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the Board of Directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors. By restricting the ability of the Company in engage in business combinations with an interested person, the application of Section 203 to the Company may provide a barrier to hostile or unwanted takeovers.

      In addition, the Company's Certificate of Incorporation, as amended (the "Certificate"), contains certain provisions which may have the effect of delaying, deferring, or preventing a change in control of the Company. The Certificate provides that the Board of Directors shall consist of three classes of directors, each serving for a three-year term ending in a successive year; provided, however, that initially Class I directors will serve for a one-year term and Class II directors will serve for a two-year term. This provision may make it more difficult to effect a takeover of the Company because it would generally take two annual meetings of stockholders for an acquiring party to elect a majority of the Board of Directors. As a result, a classified Board of Directors may discourage proxy contests for the election of directors or purchases of a substantial block of stock because it could operate to prevent obtaining control of the Board of Directors in a relatively short period of time.

      As permitted by the provisions of the Delaware Law, the Certificate limits, in certain circumstances, the monetary liability of directors of the Company for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for liability arising under Section 174 of the Delaware Law (relating to the declaration of dividends and purchase or redemption of shares in violation of the Delaware Law); or (iv) for any transaction from which the director derived an improper personal benefit. In addition, these provisions do not eliminate the liability of a director for violations of federal securities laws, nor do they limit the rights of the Company or its stockholders, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief. Such remedies may not be effective in all cases.


                                     EXPERTS

      The consolidated financial statements and the related supplemental schedules as of June 30, 2002 and June 30, 2001 and for each of the three years in the period ended June 30, 2002, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report, and have been so included in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing.

                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                          INDEX TO FINANCIAL STATEMENTS
                                                                PAGE
                                                                ----

Report of Independent Accountants                                F-2

Consolidated Balance Sheets                                      F-3

Consolidated Statements of Operations and Comprehensive          F-4
Income

Consolidated Statements of Stockholders' Equity                  F-6

Consolidated Statements of Cash Flows                            F-9

Notes to Consolidated Financial Statements                      F-11

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
Royal Gold, Inc.:

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations and comprehensive income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Royal Gold, Inc. and its subsidiaries at June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Denver, Colorado
August 14, 2002, except for Note 14, as to which the date is September 27,
2002

                                ROYAL GOLD, INC.

                           CONSOLIDATED BALANCE SHEETS
                                 As of June 30,



                                            2002           2001
                                         ----------     ----------
Current assets
   Cash and equivalents                 $11,104,140    $ 4,578,278
   Royalty receivables                    3,022,214      1,219,147
   Prepaid expenses and other               165,238        206,751
                                         ----------     ----------

Total current assets                     14,291,592      6,004,176
                                         ----------     ----------

Property and equipment, at cost, net      7,518,205      9,772,364
Available for sale securities               583,771      1,017,016
Deferred tax asset                        6,849,687              -
Other assets                                346,825        468,649
                                         ----------     ----------

Total assets                            $29,590,080    $17,262,205
                                         ==========     ==========


The accompanying notes are an integral part of these consolidated financial statements.

                                ROYAL GOLD, INC.
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                                 As of June 30,


Current liabilities                                  2002            2001
                                                 -----------     -----------
   Accounts payable                             $    698,136    $    485,785
   Dividend payable                                1,354,022         894,490
   Accrued compensation                              150,000         150,000
   Other                                              99,667          43,034
                                                 -----------     -----------

Total current liabilities                          2,301,825       1,573,309

Other liabilities                                    120,525         127,100

Commitments and contingencies (notes 8 and
12)

Stockholders' equity
   Common stock, $.01 par value, authorized
   40,000,000 shares; and issued 18,279,840
   and 18,101,622 shares,
   respectively                                      182,798         181,016

Additional paid-in capital                        57,389,220      55,868,222

Accumulated other comprehensive income (loss)        184,981        (553,472)

Accumulated deficit                              (29,492,397)    (38,837,098)

Treasury stock, at cost (229,226 shares)          (1,096,872)     (1,096,872)
                                                 -----------     -----------

Total stockholders' equity                        27,167,730      15,561,796
                                                 -----------     -----------

Total liabilities and stockholders' equity      $ 29,590,080    $ 17,262,205
                                                 ===========     ===========


The accompanying notes are an integral part of these consolidated financial statements.

                                ROYAL GOLD, INC.
         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                          For The Years Ended June 30,


                                        2002            2001            2000
                                    -----------      ----------     ------------
Royalty revenues                   $ 12,323,071    $  5,963,153    $   9,406,656

Costs and expenses
   Costs of operations                  971,068         784,993          692,940
   General and administrative         1,874,952       1,715,512        1,768,428
   Non-cash employee stock
     option compensation
     expense                          1,484,371              --               --
   Exploration costs                    618,308         774,060        1,867,825
   Impairment of mining assets               --         490,215               --
   Depreciation and depletion         2,289,104       1,270,621        1,193,108
                                    -----------     -----------     ------------
Total costs and expenses              7,237,803       5,035,401        5,522,301
                                    -----------     -----------     ------------

Operating income                      5,085,268         927,752        3,884,355
                                    -----------     -----------     ------------

Interest and other income               138,671         258,010          271,347
Loss on marketable securities         1,171,679              --            5,444
Interest and other expense              124,672          24,234          116,541
                                    -----------     -----------     ------------
Income before income taxes            3,927,588       1,161,528        4,033,717

Deferred tax benefit                  6,849,687              --               --
Current tax expense                      78,552          23,231           80,738
                                    -----------      -----------    ------------
Net income                         $ 10,698,723    $  1,138,297    $   3,952,979
                                    ===========      ===========    ============
Adjustments to other
comprehensive income
   Unrealized gain (loss) on
   available for                        184,981        (153,257)        (400,215)
   sale securities                  -----------    ------------     ------------

Comprehensive income               $ 10,883,704         985,040    $   3,552,764
                                    ===========     ===========     ============
Basic earnings per share           $       0.60    $       0.06    $        0.23
                                    ===========     ===========     ============
Basic weighted average shares
  outstanding                        17,930,767      17,765,877       17,528,244

Diluted earnings per share         $       0.59    $       0.06    $        0.22
                                    ===========     ===========     ============
Diluted weighted average shares
  outstanding                        18,170,225      17,770,735       17,710,371


The accompanying notes are an integral part of these consolidated financial statements.

                                ROYAL GOLD, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                For The Years Ended June 30, 2002, 2001 and 2000

                                           Common Stock

                                          Shares        Par Value
                                        ----------        Amount
                                                        ----------

Balance at June 30, 1999                17,321,322     $   173,213
                                        ----------      ----------

Issuance of common stock for
   Exercise of options                     137,000           1,370
   Private placement                       452,500           4,525
                                        ----------      ----------

Balance at June 30, 2000                17,910,822         179,108
                                        ----------      ----------

Issuance of common stock for
   Exercise of options                     190,800           1,908
                                        ----------      ----------

Balance at June 30, 2001                18,101,622         181,016
                                        ==========      ==========
Issuance of common stock for
   Exercise of options                     178,218           1,782
                                        ----------      ----------

Balance at June 30, 2002                18,279,840     $   182,798
                                        ==========      ==========


The accompanying notes are an integral part of these consolidated financial statements.

                                ROYAL GOLD, INC.
       CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED) For The
                    Years Ended June 30, 2002, 2001 and 2000

                                                                  Accumulated
                                    Additional                       Other
                                     Paid-in       Accumulated   Comprehensive
                                      Capital         Deficit     Income (Loss)
                                    -----------    ------------   ------------
Balance at June 30, 1999           $ 54,027,150   $ (42,148,880)  $         --
                                    -----------    ------------    -----------
Issuance of common stock for
   Exercise of options                   15,755
   Private placement                  1,805,475

Issuance of treasury shares to
   Non-employee directors                (2,100)

Net income and comprehensive
   income (loss) for the year
   ended June 30, 2000                                3,952,979        (400,215)

Dividends                                              (885,003)
                                    -----------    ------------    -----------
Balance at June 30, 2000             55,846,280     (39,080,904)      (400,215)
                                    -----------    ------------    -----------

Issuance of common stock for
   Exercise of options                   21,942

Net income and comprehensive
   income (loss) for the year
   ended June 30, 2001                                1,138,297       (153,257)

Dividends                                              (894,491)
                                    -----------    ------------    -----------
Balance at June 30, 2001             55,868,222     (38,837,098)      (553,472)
                                    -----------    ------------    -----------

Issuance of common stock for
   Exercise of options                1,520,997

Net income and comprehensive
   income for the year ended
   June 30, 2002                                     10,698,723        738,453

Dividends                                            (1,354,022)
                                    -----------    ------------    -----------
Balance at June 30, 2002           $ 57,389,219    $(29,492,397)  $    184,981
                                    ===========    ============    ===========


The accompanying notes are an integral part of these consolidated financial statements.

                                ROYAL GOLD, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)
                For The Years Ended June 30, 2002, 2001 and 2000

                                                                     Total
                                         Treasury Stock           Stockholders'
                                      Shares           Amount        Equity
                                      -------      ------------    ------------
Balance at June 30, 1999              238,726     $  (1,182,230)  $  10,869,253
                                      -------      ------------    ------------

Issuance of common stock for
   Exercise of options                                                   17,125
   Private placement                                                  1,810,000

Issuance of treasury shares to
   Non-employee directors             (28,000)          138,600         136,500

Net earnings and comprehensive
   income for the year ended
   June 30, 2000                                                     3,552,764

Dividends                                                             (885,003)
                                      -------      ------------    ------------
Balance at June 30, 2000              210,726        (1,043,630)     15,500,639
                                      -------      ------------    ------------

Issuance of common shares for
   Exercise of options                                                   23,850

Purchase of common stock               18,500           (53,242)        (53,242)

Net earnings and comprehensive
   income for the year ended
   June 30, 2001                                                       985,040

Dividends                                                              (894,491)
                                      -------      ------------    ------------
Balance at June 30, 2001              229,226        (1,096,872)     15,561,796
                                      -------      ------------    ------------

Issuance of common shares for                                         1,522,779
   Exercise of options

Net earnings and comprehensive
   income for the year ended
   June 30, 2001                                                    11,437,176

Dividends                                                            (1,354,022)
                                      -------      ------------    ------------
Balance at June 30, 2002              229,226     $  (1,096,872)  $  27,167,729
                                      =========    ============    ============


The accompanying notes are an integral part of these consolidated financial statements.

                                ROYAL GOLD, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          For The Years Ended June 30,


                                       2002           2001           2000
                                    ----------     ----------     ----------
Cash flows from operating
  activities

Net income                         $10,698,723    $ 1,138,297    $ 3,952,979
Adjustments to reconcile net
  income to net cash provided
  by operating activities

     Depreciation and
        depletion                    2,289,104      1,270,621      1,193,108
     Loss on marketable
        securities                   1,171,679             --          5,444
     Impairment of mining
        assets                              --        490,215             --
     Non-cash employee option
        compensation expense         1,484,371             --        136,500

     (Increase) decrease in:
        Royalty receivables         (1,803,067)       542,119      1,449,168)
        Other current assets            41,513         29,239        222,702
        Deferred tax asset          (6,849,687)            --             --

     Increase (decrease) in:
        Accounts payable and
          accrued liabilities          268,984       (308,424)       122,782
        Other liabilities               (6,575)         2,403         43,599
                                    ----------     ----------     ----------

Net cash provided by
    operating activities             7,295,045      3,164,470      4,227,946
                                    ----------     ----------     ----------


The accompanying notes are an integral part of these consolidated financial statements.

                                ROYAL GOLD, INC.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                          For The Years Ended June 30,


                                       2002            2001            2000
                                   ----------     ------------      -----------
Cash flows from investing
  activities
    Capital expenditures for
      property and equipment      $   (34,945)   $  (2,195,454)    $ (8,340,629)
    Maturity of held-to-maturity
      securities                           --               --        4,000,000
    Proceeds from marketable
      securities                           19               --               --
   Purchase of available for
      sale securities                      --         (250,000)      (1,320,488)
   Increase (decrease) in
      other assets                    121,824          126,498         (417,270)
                                   ----------     ------------      -----------
Net cash provided by (used in)
   investing activities                86,898       (2,318,956)      (6,078,387)
                                   ----------     ------------      -----------
Cash flows from financing
  activities
    Dividends paid                   (894,490)        (885,004)              --
    Purchase of common stock               --          (53,242)              --
    Proceeds from issuance of
       common stock                    38,409           23,850        1,827,125
                                   ----------     ------------      -----------
Net cash provided by (used in)
  financing activities               (856,081)        (914,396)       1,827,125
                                   ----------     ------------      -----------
Net increase (decrease) in
  cash and equivalents              6,525,862          (68,882)         (23,316)
                                   ----------     ------------      -----------
Cash and equivalents at
  beginning of year                 4,578,278        4,647,160        4,670,476
                                   ----------     ------------      -----------
Cash and equivalents at end of
  year                            $11,104,140    $   4,578,278     $   4,647,160
                                   ==========     ============      ===========

Supplemental Information:

The Company declared a dividend on common stock of $1,354,022 during fiscal 2002, which was paid in July 2002. The Company declared a dividend on common stock of $894,491 during fiscal 2001, which was paid in July 2001. The Company declared a dividend on common stock of $885,004 during fiscal year 2000, which was paid in July 2000.


The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

Royal Gold, Inc. (the "Company" or "Royal Gold") was incorporated under the laws of the State of Delaware on January 5, 1981, and is engaged in the acquisition and management of precious metals royalty interests. Royalty revenue currently is generated from mining operations in the United States and Argentina. The Company also provides financial, operational, and environmental consulting services to companies in the mining industry. Substantially all the Company's revenues are and can be expected to be derived from its royalty interests rather than from its own mining activity or consulting services.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES:

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

BASIS OF CONSOLIDATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and account balances have been eliminated in consolidation.

CASH EQUIVALENTS:

For purposes of the Statements of Cash Flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At June 30, 2002, cash equivalents included approximately $11,098,973 of temporary cash investments in five uninsured government securities money market funds.

AVAILABLE FOR SALE SECURITIES:

Investments in securities that have readily determinable fair values are classified as available-for-sale investments. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of stockholders' equity, except that declines in market value judged to be other than temporary are recognized in determining net income. When investments are sold, the realized gains and losses on these investments are included in determining net income.

MINERAL PROPERTIES:

Acquisition costs of royalty properties are capitalized and depleted using the units of production method over the life of the mineral property. Exploration costs are charged to operations when incurred. The recoverability of the carrying value of royalty interests is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves. Impairments in the carrying value of each property are measured and recorded to the extent that the Company's carrying value in each property exceeds its estimated fair value, which is generally calculated using future discounted cash flows.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Management's estimate of the gold prices and recoverable proven and probable reserves from mine operators related to the royalty property, operating, capital and reclamation costs of the mine operators are subject to certain risks and uncertainties which may affect the recoverability of the Company's investment in property, plant and equipment. Although management has made its best assessment of these factors based on current conditions, it is possible that changes could occur in the near term, which could adversely affect the net cash flows expected to be generated from properties in operation.

OFFICE FURNITURE, EQUIPMENT AND IMPROVEMENTS:

The Company depreciates its office furniture and equipment over estimated useful lives of 15 years for office furniture, 3 years for computer equipment, and 5 years for other office equipment, using the straight-line method. Leasehold improvements are amortized over the term of the lease using the straight line method. The cost of normal maintenance and repairs is charged to expenses as incurred. Significant expenditures, which increase the life of the asset, are capitalized and depreciated over the estimated remaining useful life of the asset. Upon retirement or disposition of office furniture, equipment, or improvements, related gains or losses are recorded in operations.

REVENUE:

Royalty revenue is recognized when earned on the basis of gold production from mine operations pursuant to the terms of the royalty agreements. For royalties received in gold, royalty revenue is recorded at the spot price of gold.

INCOME TAXES:

Deferred income taxes reflect the expected future tax consequences of temporary differences between the tax basis amounts and financial statement carrying amounts of assets and liabilities at each year end and the expected future benefits of net operating loss carryforwards, tax credits and other carryforwards.

RECLASSIFICATIONS:

Certain accounts in the prior period financial statements have been reclassified for comparative purposes to conform with the presentation in the current period financial statements.

EARNINGS (LOSS) PER SHARE:

Basic earnings (loss) per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each year. Diluted earnings per share reflects the effect of potentially dilutive stock options.

DERIVATIVES

Gold price derivatives are recorded at fair market value at the balance sheet date and all gains or losses on these derivatives are recorded as costs of operations in the Consolidated Statements of Operations and Comprehensive Income.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    PROPERTY AND EQUIPMENT

The carrying value of the Company's property and equipment consists of the following components at June 30, 2002 and 2001:

                                                   Accumulated
                                                   Depreciation
                                       Gross       & Depletion         Net
                                    -----------    ------------     -----------
As of June 30, 2002
Royalties
   Pipeline Mining Complex
     GSR1                          $        --     $         --    $        --
     GSR2                                   --               --             --
     GSR3                            8,105,020        3,097,904      5,007,116
     NVR1                            2,135,107          530,475      1,604,632
   Bald Mountain                     1,978,547        1,431,154        547,393
   Mule Canyon                         180,714               --        180,714
   Martha mine (formerly Yamana
     Resources, Inc.)                  172,810           85,978         86,832
                                    ----------      -----------     -----------
Total royalties                     12,572,198        5,145,511      7,426,687
Office furniture, equipment and
  improvements                         869,197          777,679          91,518
                                    ----------      -----------     -----------
                                   $13,441,395     $  5,923,190    $  7,518,205
                                    ==========      ===========     ===========
As of June 30, 2001
Royalties
   Pipeline Mining Complex
     GSR1                          $        --     $         --    $        --
     GSR2                                   --               --             --
     GSR3                            8,105,020        1,803,958      6,301,062
     NVR1                            2,135,107           33,868      2,101,239
   Bald Mountain                     1,978,547        1,065,323        913,224
   Mule Canyon                         180,714               --        180,714
   Martha mine (formerly Yamana
`    Resources, Inc.)                  172,810               --         172,810
                                    ----------      -----------     -----------
Total royalties                     12,572,198        2,903,149       9,669,049
Office furniture, equipment and
  improvements                         834,252          730,937         103,315
                                    ----------      -----------     -----------
                                   $13,406,450     $  3,634,086    $  9,772,364
                                    ==========      ===========     ===========

Presented below is a discussion of the status of each of the Company's currently significant mineral properties.

PIPELINE MINING COMPLEX:

The Company holds two sliding-scale gross smelter returns royalties (GSR1 and GSR2) and a fixed gross royalty (GSR3) over the Pipeline Mining Complex that includes the Pipeline and South Pipeline gold deposits in Lander County, Nevada. The Company also owns a net value royalty (NVR1) on the South Pipeline gold deposit.

The Pipeline Mining Complex is owned by The Cortez Joint Venture, a joint venture between Placer Cortez Inc. (60%), a subsidiary of Placer Dome Inc., and Kennecott Explorations (Australia) Ltd. (40%), a subsidiary of Rio Tinto.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BALD MOUNTAIN:

Effective January 1, 1998, the Company purchased a 50% undivided interest in a sliding-scale net smelter returns royalty that burdens a portion of the Bald Mountain mine, in White Pine County, Nevada. Bald Mountain is an open pit, heap leach mine operated by Placer Dome U.S. Inc. During fiscal 2001, the Company recorded an impairment of $490,215. This resulted from the operator decreasing its long-term gold price estimate to $300 per ounce, which reduced its reserve estimate at the property.

MULE CANYON:

In fiscal 1999, the Company purchased a 5% NSR royalty on a portion of the Mule Canyon mine, operated by Newmont Gold Company. The mine is not currently in production.

MARTHA MINE (FORMERLY YAMANA RESOURCES, INC.):

The Company owns a 2% NSR royalty on the Martha mine located in Argentina, operated by Coeur d'Alene Mining Corporation.

3.    RELATED PARTY TRANSACTION

In fiscal 2001, the Company acquired 29.6% of a 1.25% net value royalty ("NVR") over production from the GAS Claims located on the Pipeline Mining Complex, in Lander County, Nevada. The Company made an offer to acquire all the interest from a group of individuals, which included certain officers and directors of the Company. This royalty is known as NVR1. Royal Gold acquired NVR1 for approximately $2.1 million. Of this amount, approximately 45% or $967,500 was distributed to those officers and directors of the Company who held the royalty.

4.    DERIVATIVES

The Company has purchased gold put options to cover its production through calendar year 2003. At June 30, 2002, these puts consist of 15,300 ounces of gold at $270 per ounce and 22,500 ounces of gold at $250 per ounce. The Company does not qualify for hedge accounting and therefore marks-to-market these puts each quarter and records the gains or losses in operating costs. In fiscal year 2002, 2001 and 2000 the Company expensed $111,603, $90,472 and $0 related to the change in fair value of these puts, respectively.

5.    AVAILABLE FOR SALE SECURITIES

The Company holds equity positions in a number of mining and exploration companies. The Company had an unrealized gain of $184,981 in these securities at June 30, 2002. In fiscal 2001, the unrealized loss was $553,472.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.    EARNINGS PER SHARE ("EPS") COMPUTATION


                                       For The Year Ended June 30, 2002

                                     Income        Shares         Per-Share
                                   (Numerator)  (Denominator)      Amount
                                   -----------  -------------      ------
Basic EPS
Income available to common
  stockholders                    $ 10,698,723    17,930,767     $      0.60
Effect of potentially dilutive
 options                                            239, 584
                                   -----------    ----------      ----------
Diluted EPS                       $ 10,698,723    18,170,225     $      0.59
                                   ===========    ==========      ==========

Options to purchase 115,000 shares of common stock, at an average purchase price of $9.96 per share, were outstanding at June 30, 2002, but were not included in the computation of diluted EPS because the exercise price of these options was greater than the average market price of the common shares.

                                    For The Year Ended June 30, 2001


                                     Income         Shares        Per-Share
                                   (Numerator)  (Denominator)      Amount
                                   -----------  -------------      ------
Basic EPS
Income available to common
  stockholders                    $  1,138,297    17,762,877     $      0.06
Effect of potentially
  dilutive options                                    7,858
                                   -----------    ----------      ----------
Diluted EPS                       $  1,138,297    17,770,735     $      0.06
                                   ===========    ==========      ==========

Options to purchase 907,079 shares of common stock, at an average purchase price of $5.36 per share, were outstanding at June 30, 2001, but were not included in the computation of diluted EPS because the exercise price of these options was greater than the average market price of the common shares.

                                    For The Year Ended June 30, 2000

                                      Income       Shares          Per-Share
                                   (Numerator)  (Denominator)       Amount
                                   -----------  -------------       ------
Basic EPS
Income available to common
  stockholders                    $  3,952,979    17,528,244     $      0.23
Effect of potentially
  dilutive options                                   182,127
                                   -----------    ----------      ----------
Diluted EPS                       $  3,952,979    17,710,371     $      0.22
                                   ===========    ==========      ==========

Options to purchase 1,080,532 shares of common stock, at an average purchase price of $5.46 per share, were outstanding at June 30, 2000, but were not included in the computation of diluted EPS because the exercise price of these options was greater than the average market price of the common shares.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.    INCOME TAXES

The tax effects of significant temporary differences and carryforwards, which give rise to the Company's deferred tax assets and liabilities at June 30, 2002 and 2001, are as follows:

                                         2002                  2001
                                     -----------           -----------

Net operating loss carryforwards     $ 6,855,059           $ 7,629,710
Mineral property basis                   875,946             1,188,861
AMT credit carryforwards                   5,467                 4,467
Other                                     96,230                61,740
                                      ----------            ----------
Total deferred tax assets              7,832,702             8,884,778

Valuation allowance                     (964,258)           (8,867,171)
                                      ----------            ----------
Net deferred tax assets                6,868,444                17,607
                                      ----------            ----------

Deferred tax liabilities                 (18,757)              (17,607)
                                      ----------            ----------

Total net deferred taxes             $ 6,849,687           $        --
                                      ==========            ==========

At June 30, 2002, the Company has approximately $19.6 million of net operating loss carryforwards, which, if unused, will expire during the years 2003 through 2021. The Company's ability to generate future taxable income to realize the benefits of its tax assets will depend primarily on the spot price of gold. Due to the increase in the price of gold and the Company's history of profitability, the Company has decreased its valuation allowance at June 30, 2002, to the amount more likely than not to be realized.



                                    2002             2001              2000
                                 ----------       ----------        ----------

Current federal tax expense     $    78,552      $    23,231       $    80,738
Deferred tax expense                896,122          438,260         2,222,726
Decrease in deferred tax
  asset valuation allowance      (7,902,913)        (438,260)       (2,222,726)
                                 ----------       ----------        ----------
                                $(6,928,239)     $    23,231       $    80,738
                                 ==========       ==========        ==========

The provision for income taxes for the years ended June 30, 2002, 2001 and 2000, differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income from operations as a result of the following differences:

                                    2002             2001              2000
                                 ----------       ----------        ----------

Total expense computed by
  applying statutory rate       $ 1,374,656      $   394,920       $ 1,411,801
Adjustments of valuation
  allowance                      (7,902,913)        (438,260)       (1,124,726)
Excess depletion                   (431,685)        (211,917)         (328,661)
Other                                31,703          278,488           122,324
                                 ----------       ----------        ----------
                                $(6,928,239)     $    23,231       $    80,738
                                 ==========       ==========        ==========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The change in the valuation allowance in fiscal 2001 and 2000 is due to the utilization of net operating loss for those years, and reflects the utilization of new operating loss and reduction in the deferred tax asset allowance in fiscal 2002.

8.    COMMITMENTS

OPERATING LEASE:

The Company leases office space under a lease agreement, which expires October 31, 2004. Future minimum cash rental payments are as follows:


                   For the Years Ending June 30,
                   -----------------------------
                   2003                $ 111,317
                   2004                  115,797
                   2005                   39,104
                                        --------
                   Total:              $ 266,218
                                        ========

Rent expense charged to operations for the years ended June 30, 2002, 2001 and 2000, amounted to $108,120, $110,888 and $159,122, respectively.

EMPLOYMENT AGREEMENTS:

The Company has one-year employment agreements with all of its officers, which require total minimum future compensation, at June 30, 2002, of $586,000. The terms of each of these agreements automatically extend, every February, for one additional year, unless terminated by the Company or the officer, according to the terms of the agreements.

9.    STOCKHOLDERS' EQUITY

PREFERRED STOCK:

The Company has 10,000,000 authorized and unissued shares of $.01 par value Preferred Stock.

TREASURY SHARES:

In fiscal 2001, the Company purchased 18,500 of common stock in the open market. Repurchased shares are held in the treasury for general corporate purposes. The Company has no commitments to purchase common stock.

STOCKHOLDERS' RIGHTS PLAN:

The Company's board of directors adopted a Stockholders' Rights Plan in which preferred stock purchase rights ("Rights") were distributed as a dividend at the rate of one Right for each share of common stock held as of close of business on September 11, 1997. The terms of the Stockholders Rights plan provide that if any person or group were to announce an intention to acquire or were to acquire 15 percent or more of the Company's outstanding common stock, then the owners of each share of common stock (other than the acquiring person or group) would become entitled to exercise a right to buy one

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

one-hundredth of a newly issued share of Series A Junior Participating Preferred Stock of the Company, at an exercise price of $50 per Right.

STOCK OPTION PLAN:

The Company adopted an Equity Incentive Plan ("the Plan") whereby options under the Plan are exercisable at prices equal to the market value of the Company's Common Stock as of the date of grant and expire ten years after the date of grant.

STOCK OPTIONS:

The following schedules detail activity related to options for the years ended June 30, 2000, 2001 and 2002:


                                          Optioned    Weighted Average
                                           Shares      Option Prices
                                         ----------    -------------

Options Outstanding at June 30, 1999      1,234,298      $    4.66

   Granted                                  310,000      $    4.42
   Exercised                               (137,000)     $    0.13
   Surrendered or expired                  (165,)70      $    6.08
                                         ----------

Options Outstanding at June 30, 2000      1,241,728      $    4.67

   Granted                                  145,000      $    2.81
   Exercised                               (190,800)     $    0.13
   Surrendered or expired                  (144,849)     $    6.11
                                         ----------

Options Outstanding at June 30, 2001      1,051,079      $    5.01

   Granted                                  135,000      $    8.94
   Exercised                               (346,025)     $    4.36
   Surrendered or expired                   (45,000)     $   14.13
                                         ----------

Options Outstanding at June 30, 2002        795,054      $    5.01
                                         ==========

All exercisable options outstanding at June 30, 2002, consist of 659,054 options exercisable at a weighted average exercise price of $5.43. All options outstanding at June 30, 2002, consist of 680,054 options, at an average strike price of $4.66, and a weighted average remaining contractual life of 6.4 years; and 115,000 options, at a strike price of $9.96, and a weighted average remaining contractual life of 5.3 years.

The Company measures compensation cost as prescribed by APB Opinion No. 25 ("APB 25"), accounting for Stock Issued to Employees. No compensation cost related to the granting of stock options has been recognized in the financial statements as the exercise price of all option grants was equal to the market price of the Company's Common Stock at the date of grant. In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

("SFAS 123"). SFAS defines a "fair value" based method of accounting for employee options or similar equity instruments. Had compensation cost been determined under the provisions of SFAS 123, the following pro forma net income and per share amounts would have been recorded.


                                   2002             2001             2000
                               ------------     ------------     ------------
Net income
   As reported                 $ 10,698,723     $  1,138,297     $  3,952,979
   Pro Forma                   $ 10,382,050     $  1,025,466        3,522,851
Net income per basic share
   As reported                 $       0.60     $       0.06     $       0.23
   Pro Forma                   $       0.58     $       0.06             0.20
Net income per diluted share
   As reported                 $       0.59     $       0.06     $       0.22
   Pro Forma                   $       0.57     $       0.06     $       0.20

The pro forma amounts were determined using the Black-Scholes model with the following assumptions:

                                       2002            2001           2000
                                     --------        --------       --------
Weighted average expected
  volatility                          46.1%           51.2%          45.5%
Weighted average expected option
  term in years                        5.5             5.5            5.5
Weighted average risk free
  interest rate                        4.3%            5.7%           5.4%
Forfeiture rate                         5%              5%             5%
Weighted average grant fair value     $4.05           $1.27          $2.12

10.   MAJOR CUSTOMERS

In each of fiscal years 2002, 2001 and 2000, $12,170,000, $5,963,152 and
$8,976,422, respectively, of the Company's royalty revenues were received from the same source.

11.   SIMPLIFIED EMPLOYEE PENSION ("SEP") PLAN

The Company maintains a SEP Plan in which all employees are eligible to participate. The Company contributes a minimum of 3% of an employee's compensation to an account set up for the benefit of the employee. If an employee also chooses to contribute to the SEP Plan through salary reduction contributions, the Company will match such contributions to a maximum of 7% of the employee's salary. The Company contributed $85,368, $76,063 and $82,528, in fiscal years 2002, 2001 and 2000, respectively.

12.   CONTINGENCIES

CASMALIA:

The Company received notice, on March 24, 2000, that the U.S. Environmental Protection Agency ("EPA") has identified Royal Resources, Inc. (Royal Gold's corporate predecessor) as one of 22,000 potentially responsible parties ("PRPs"), along with many oil companies, for clean-up of a fully-permitted hazardous waste landfill at Casmalia, Santa Barbara County, California, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("Superfund"). The Company's alleged PRP status stems from oil and gas exploration activities

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

undertaken by Royal Resources in California during 1983-84.

In January 2002, the Company entered into various agreements with other "Tier II" parties identified as potentially responsible for a portion of the clean-up of the Casmalia Disposal Facility, in Casmalia, California (the "Site"), and, in connection with such agreements, deposited the sum of $107,858 into escrow. The escrowed funds are intended to resolve the Company's alleged liability under Superfund for clean-up costs to be incurred at the Site.

The escrow amount is based on the percentage of the total waste volume at the Site that the Company or its predecessors allegedly disposed of there, during 1983 and 1984. Although the Company's waste consisted entirely of customary oil field waste, the EPA has alleged that the waste was hazardous. The Company's volumetric contribution of allegedly hazardous waste was then used to calculate the Company's share ($107,858) of the total projected cost of $272 million to accomplish remediation of the Site.

The Company may still remain exposed for its proportionate share of "natural resources damages" at the Site, but that matter remains the subject of further negotiation, in connection with the completion of the consent decree that the Company will be obliged to enter into with EPA and the other Tier II parties before the deposited funds may be released from escrow. Any liability for "natural resources damages", at the Site, that may remain after the consent decree has been executed likely will not be determined until after the clean-up of the Casmalia Site has been completed.

13.   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                                Earnings
                                                                                 (Loss)
                                                                  Earnings    Per Share of
                                                                   (Loss)        Common
                                                                Per Share of     Stock
                       Operating       Gross       Net Income       Common      Assuming
                       Revenues        Profit        (Loss)         Stock       Dilution
                      -----------    ----------    -----------    ---------     --------
Fiscal Year 2002 Quarter Ended:

  September 30       $  2,831,633   $ 1,448,496   $    372,299   $     0.02    $    0.02
  December 31           2,889,380     1,509,562      1,385,802         0.08         0.08
  March 31              3,140,760     1,620,611      1,587,766         0.09         0.09
  June 30               3,461,298       506,599      7,352,856         0.41         0.40
                      -----------    ----------    -----------    ---------     --------
                     $ 12,323,071   $ 5,085,268   $ 10,698,723   $     0.60    $    0.59
                      ===========    ==========    ===========    =========     ========


Fiscal Year 2001 Quarter Ended:

  September 30       $  1,537,944   $   580,133   $    629,084   $     0.04    $    0.04
  December 31           1,405,106      (240,626)      (157,603)       (0.01)       (0.01)
  March 31              1,446,010       303,648        358,997         0.02         0.02
  June 30               1,574,093       284,597        307,819         0.01         0.01
                      -----------    ----------    -----------    ---------     --------
                     $  5,963,153   $   927,752   $  1,138,297   $     0.06    $    0.06
                      ===========    ==========    ===========    =========     ========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.   SUBSEQUENT EVENTS

Subsequent to fiscal year-end, the Company sold 500,000 shares of common stock, at a price of $13.75 per share, in a negotiated transaction resulting in gross proceeds of $6,875,000, in July 2002. In September 2002, the Company sold an additional 500,000 shares of common stock, at a price of $14.50 per share, in a negotiated transaction resulting in gross proceeds of $7,250,000.

On September 27, 2002, the Company announced that it has entered into a letter of intent with the principal stockholder of High Desert Mineral Resources Inc. ("HDMRI") to purchase 93% of the company's common stock for approximately 1.4 million shares of Royal Gold common stock or US$24 million in cash, or a combination of cash and stock. The transaction is subject to the negotiation and execution of final documentation, completion of legal, technical and commercial diligence, Canadian (including TSX Venture Exchange) and U.S. regulatory approval, and other conditions to closing. Subject to completion of this transaction, the Company also intends to offer the minority shareholders of HDMRI consideration equivalent to what it has offered the control position.